Exhibit 99.1


TRADUCCION PUBLICA

[On the bottom of pages 1 to 87 of the source document there are three illegible signatures and three seals, which read from left to right:]

See our report dated February 14, 2006. PRICE WATERHOUSE &CO S.R.L. - (Partner)
- Registration No. T(degree)1 F(degree)17

Antonio Roberto Garces - Chairman.

Norberto Daniel Corizzo - Syndic - For the Supervisory Committee.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

FINANCIAL STATEMENTS
for the fiscal years
ended December 31, 2005 and 2004.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

CONTENTS

FINANCIAL STATEMENTS AND AUDITOR'S REPORT
For the fiscal years ended December 31, 2005 and 2004.

REPORT OF THE SUPERVISORY COMMITTEE
For the fiscal year ended December 31, 2005.
System established by
Technical Regulations (N.T. 2001) of the CNV

Heading                                                                        1

Consolidated Balance Sheet                                                     2

Consolidated Memorandum Accounts                                               5

Consolidated Income Statement                                                  6

Consolidated Statement of Cash Flows                                           8

Notes to Consolidated Financial Statements                                     9

Balance Sheet                                                                 47

Income Statement                                                              48

Statement of Changes in Shareholders' Equity                                  49

Statement of Cash Flows                                                       50

Notes to Financial Statements                                                 51

Schedules                                                                     71

Information  required in addition to the Notes to Financial Statements
by Section 68 of the Buenos Aires Stock Exchange regulations                  78

Supplementary  and  Explanatory  Statement by the Board of Directors
required by Section 2 of the  Accounting Documentation Regulations of
the Cordoba Stock Exchange Regulations                                        81

Informative Review                                                            83

Report of the Supervisory Committee

Auditor's Report

Company's Name:             Grupo Financiero Galicia S.A.
                            "Corporation which has not adhered to the Optional
                            System for the Mandatory Acquisition of Shares in a Public Offering"

Legal domicile:             Tte. Gral. Juan D. Peron N(degree)456 - Piso
                            2(degree) Autonomous City of Buenos Aires

Principal line of business: Financial and Investment Activities

                                 7th Fiscal Year
            For the fiscal year commenced January 1, 2005, and ended
               December 31, 2005, presented in comparative format
                         with the previous fiscal year.

            DATE OF REGISTRATION WITH THE COMMERCIAL COURT OF RECORD

Of bylaws:                                                   September 30, 1999

Date of latest amendment to bylaws:                          August 22, 2003

Registration number with the Corporation Control
Authority:                                                   11,891

Sequential Number - Corporation Control Authority:           1,671,058

Date of expiry of Company's bylaws:                          June 30, 2100

Name of the Controlling Company:                             EBA HOLDING S.A.

Principal line of business:                                  Financial and
                                                              Investment
                                                              Activities

Interest   held  by  the   Controlling   Company   in  the
 Shareholders' equity as of December 31, 2005:               22.65 %

Percentage  of votes to which the  Controlling  Company is
 entitled as of December 31, 2005:                           59.42 %

   Capital status as of December 31, 2005 (Note 8 to the Financial Statements)
                     (figures stated in thousands of pesos)

                                             Shares
------------------------------------------------------------------------------------------------
    Number                 Class             Voting rights per share    Subscribed      Paid in
---------------   ------------------------   -----------------------   -------------   ---------
    281,221,650   Ordinary class "A", face              5                    281,222     281,222
                  value of 0.001

    960,185,367   Ordinary class "B", face              1                    960,185     960,185
                  value of 0.001

  1,241,407,017                                                            1,241,407   1,241,407

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

SUPPLEMENTARY ACCOUNTING INFORMATION
CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2005 AND 2004.
(figures stated in thousands of pesos)

                                                                                  12.31.05      12.31.04
                                                                                 ----------    -----------
ASSETS
A. CASH AND DUE FROM BANKS                                                        1,041,158        988,669
                                                                                 ----------    -----------
   - Cash                                                                           552,495        442,494
   - Banks and correspondents                                                       488,663        546,175
                                                                                 ----------    -----------
B. GOVERNMENT AND CORPORATE SECURITIES                                            5,971,756      5,534,097
                                                                                 ----------    -----------
   - Holdings of investment account securities                                      650,924        601,264
   - Holdings of trading securities                                                  21,229         37,105
   - Government securities without quotation                                      4,591,071      4,371,716
   - Securities issued by the Argentine Central Bank                                704,467        508,544
   - Investments in quoted corporate securities                                       4,418         16,086
   - Allowances                                                                        (353)          (618)
                                                                                 ----------    -----------
C. LOANS                                                                         10,555,176      8,438,177
                                                                                 ----------    -----------
   - To the non-financial public sector                                           5,235,869      4,558,873
   - To the financial sector                                                        128,203        150,530
   - To the Non-financial private sector and residents abroad                     5,619,015      4,361,393
     - Overdrafts                                                                   222,779        199,668
     - Promissory notes                                                           1,836,887      1,099,243
     - Mortgage loans                                                               503,397        623,944
     - Pledge loans                                                                 121,095         92,889
     - Consumer loans                                                               258,015         58,161
     - Credit card loans                                                          1,732,114      1,105,386
     - Other                                                                        812,587        772,996
     - Accrued interest, adjustments and quotation differences receivable           146,839        414,400
     - (Documented interest)                                                        (14,684)        (5,286)
     - (Unallocated collections)                                                        (14)            (8)
   - Allowances                                                                    (427,911)      (632,619)
                                                                                 ----------    -----------
D. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                           6,162,381      6,697,688
                                                                                 ----------    -----------
   - Argentine Central Bank                                                         108,819         78,463
   - Amounts receivable for spot and forward sales to be settled                    264,170         56,209
   - Securities receivable under spot and forward purchases to be settled           270,476        313,462
   - Negotiable obligations without quotation                                        41,403         20,384
   - Balances from forward transactions without delivery of under. asset to be
     settled                                                                            709              -
   - Other receivables not included in the debtor classification regulations      5,211,275      5,973,345
   - Other receivables included in the debtor classification regulations            177,439        188,807
   - Accrued interest receivable not included in the debtor classification
     regulations                                                                    122,397         92,302
   - Accrued interest receivable included in the debtor classification
     regulations                                                                        935          2,427
   - Allowances                                                                     (35,242)       (27,711)

The accompanying Notes 1 to 25 are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

SUPPLEMENTARY ACCOUNTING INFORMATION
CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2005 AND 2004.
(figures stated in thousands of pesos)

                                                           12.31.05      12.31.04
                                                          ----------    -----------
E. ASSETS UNDER FINANCIAL LEASES                             191,176       100,950
                                                          ----------    ----------
   - Assets under financial leases                           193,697       103,443
   - Allowances                                               (2,521)       (2,493)
                                                          ----------    ----------
F. EQUITY INVESTMENTS                                         85,120        82,819
                                                          ----------    ----------
   - In financial institutions                                 3,088         3,029
   - Other                                                   113,336       108,714
   - Allowances                                              (31,304)      (28,924)
                                                          ----------    ----------
G. MISCELLANEOUS RECEIVABLES                                 453,569       519,781
                                                          ----------    ----------
   - Receivables for assets sold                                  85           879
   - Tax on minimum presumed income - Tax credit             170,989       138,010
   - Other                                                   360,050       353,507
   - Accrued interest on receivables for assets sold               6            33
   - Other accrued interest and adjustments receivable            65        64,263
   - Allowances                                              (77,626)      (36,911)
                                                          ----------    ----------
H. BANK PREMISES AND EQUIPMENT                               484,198       489,182
                                                          ----------    ----------
I. MISCELLANEOUS ASSETS                                      199,152       160,033
                                                          ----------    ----------
J. INTANGIBLE ASSETS                                         490,360       638,004
                                                          ----------    ----------
   - Goodwill                                                 85,003       115,080
   - Organization and development expenses                   405,357       522,924
                                                          ----------    ----------
K. UNALLOCATED ITEMS                                           1,678         1,154
                                                          ----------    ----------
   TOTAL ASSETS                                           25,635,724    23,650,554
                                                          ==========   ===========

The accompanying Notes 1 to 25 are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

SUPPLEMENTARY ACCOUNTING INFORMATION
CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2005 AND 2004.
(figures stated in thousands of pesos)

                                                                                  12.31.05     12.31.04
                                                                                 ----------   ----------
LIABILITIES
L. DEPOSITS                                                                       8,421,660    6,756,913
                                                                                 ----------   ----------
   - Non-financial public sector                                                     90,341      131,932
   - Financial sector                                                                 6,201       17,157
   - Non-financial private sector and residents abroad                            8,325,118    6,607,824
       - Current Accounts                                                         1,639,766    1,192,474
       - Savings Accounts                                                         2,211,436    1,638,694
       - Time Deposits                                                            4,186,018    3,415,788
       - Investment accounts                                                            158          383
       - Other                                                                      192,584      280,220
       - Accrued interest and quotation differences payable                          95,156       80,265
                                                                                 ----------   ----------
M. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                          14,413,713   14,056,567
                                                                                 ----------   ----------
   - Argentine Central Bank                                                       8,611,909    8,059,550
       - Financial assistance Decrees No. 739/03 and 1262/03                      4,981,287    5,321,697
       - Other                                                                    3,630,622    2,737,853
   - Banks and international entities                                               762,055      772,393
   - Unsubordinated negotiable obligations                                        3,052,434    3,348,652
   - Amounts payable for spot and forward purchases to be settled                   222,729      229,537
   - Securities to be delivered under spot and forward sales to be settled          266,071       56,155
   - Loans from domestic financial institutions                                     220,422      191,195
   - Balances from forward transactions without delivery of under
      asset to be settled                                                               418            -
   - Other                                                                        1,152,433      909,926
   - Accrued interest and quotation differences payable                             125,242      489,159
                                                                                 ----------   ----------
N. MISCELLANEOUS LIABILITIES                                                        334,763      300,612
                                                                                 ----------   ----------
   - Dividends payable                                                                    -            5
   - Directors' and syndics' fees                                                     3,438        3,676
   - Other                                                                          331,324      294,888
   - Adjustments and accrued interest payable                                             1        2,043
                                                                                 ----------   ----------
O. PROVISIONS                                                                       258,374      517,806
                                                                                 ----------   ----------
P. SUBORDINATED NEGOTIABLE OBLIGATIONS                                              431,024      380,077
                                                                                 ----------   ----------
Q. UNALLOCATED ITEMS                                                                  3,915        5,574
                                                                                 ----------   ----------
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                             145.499      113,467
                                                                                 ----------   ----------
   TOTAL LIABILITIES                                                             24,008,948   22,131,016
                                                                                 ==========   ==========
SHAREHOLDERS' EQUITY                                                              1.626,776    1,519,538
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       25.635,724   23,650,554

The accompanying Notes 1 to 25 are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

SUPPLEMENTARY ACCOUNTING INFORMATION
CONSOLIDATED MEMORANDUM ACCOUNTS
As of December 31, 2005 and 2004.
(figures stated in thousands of pesos)

                                                                                  12.31.05     12.31.04
                                                                                 ----------   ----------
DEBIT                                                                            25,637,579   24,834,267
                                                                                 ==========   ==========
CONTINGENT                                                                       17,708,061   16,956,681
                                                                                 ----------   ----------
Loans obtained                                                                      221,713      107,302
Guarantees received                                                              11,235,068   10,295,575
Others not included in the debtor classification regulations                         10,500       25,774
Contingencies re. contra items                                                    6,240,780    6,528,030
                                                                                 ----------   ----------
CONTROL                                                                           7,327,531    7,699,323
                                                                                 ----------   ----------
Uncollectible loans                                                                 569,180      615,801
Other                                                                             6,564,913    6,911,058
Control re. contra items                                                            193,438      172,464
                                                                                 ----------   ----------
DERIVATIVES                                                                         457,374      173,069
                                                                                 ----------   ----------
"Notional" value of forward transactions without delivery of underlying asset        12,125            -
Derivatives re. contra items                                                        445,249      173,069
                                                                                 ----------   ----------
TRUST ACCOUNTS                                                                      144,613        5,194
                                                                                 ----------   ----------
Trust funds                                                                         144,613        5,194
                                                                                 ----------   ----------
CREDIT                                                                           25,637,579   24,834,267
                                                                                 ==========   ==========
CONTINGENT                                                                       17,708,061   16,956,681
                                                                                 ----------   ----------
Loans granted (unused balances)                                                     397,714      285,824
Guarantees granted to the Argentine Central Bank                                  5,483,982    5,708,394
Other guarantees granted included in the debtor classification regulations          223,055      122,539
Other guarantees granted not included in the debtor classification regulations       21,740      239,930
Others included in the debtor classification regulations                             78,237       57,107
Others not included in the debtor classification regulations                        125,202      140,010
Contingencies re. contra items                                                   11,378,131   10,402,877
                                                                                 ----------   ----------
CONTROL                                                                           7,327,531    7,699,323
                                                                                 ----------   ----------
Checks and drafts to be credited                                                    193,267      172,296
Other                                                                                35,537          168
Control re. contra items                                                          7,098,727    7,526,859
                                                                                 ----------   ----------
DERIVATIVES                                                                         457,374      173,069
                                                                                 ----------   ----------
"Notional" value of put options written                                             184,801      173,069
"Notional" value of forward transactions without delivery of underlying asset       260,448            -
Derivatives re. contra items                                                         12,125            -
                                                                                 ----------   ----------
TRUST ACCOUNTS                                                                      144,613        5,194
                                                                                 ----------   ----------
Trust liabilities re. contra items                                                  144,613        5,194

The accompanying Notes 1 to 25 are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

SUPPLEMENTARY ACCOUNTING INFORMATION
CONSOLIDATED INCOME STATEMENT
For the fiscal year commenced January 1, 2005 and ended December 31, 2005, presented in comparative format with the previous fiscal year.
(figures stated in thousands of pesos)

                                                                       12.31.05    12.31.04
                                                                      ---------   ---------
A. FINANCIAL INCOME                                                   2,398,632   1,391,585
                                                                      ---------   ---------
   Interest on cash and due from banks                                       68          44
   Interest on loans granted to the financial sector                      2,823       5,189
   Interest on overdrafts                                                39,957      28,254
   Interest on promissory notes                                         119,017      97,544
   Interest on mortgage loans                                            74,052      67,935
   Interest on pledge loans                                              10,806       6,706
   Interest on credit card loans                                        222,657     163,054
   Interest on other loans                                               35,705      26,050
   Net income from government and corporate securities                  333,107           -
   Interest on other receivables resulting from financial brokerage     165,895      90,017
   Net income from secured loans - Decree No. 1387/01                   203,487     186,038
   CER adjustment                                                     1,091,832     559,744
   CVS adjustment                                                             -      28,909
   Other                                                                 99,226     132,101
                                                                      ---------   ---------
B. FINANCIAL EXPENSES                                                 1,845,929   1,167,444
                                                                      ---------   ---------
   Interest on current account deposits                                  15,301       4,858
   Interest on savings account deposits                                   4,557       4,124
   Interest on time deposits                                            142,051      90,511
   Interest on financing from the financial sector                        4,581       6,146
   Interest on other liabilities resulting from financial brokerage     269,276     204,547
   Other interest                                                       334,398     323,245
   Net income from government and corporate securities                        -       7,027
   CER adjustment                                                     1,006,752     501,831
   Other                                                                 69,013      25,155
                                                                      ---------   ---------
   GROSS FINANCIAL MARGIN                                               552,703     224,141
                                                                      =========   =========
C. LOAN LOSS PROVISIONS                                                  76,730     190,232
                                                                      ---------   ---------
D. INCOME FROM SERVICES                                                 645,736     529,052
                                                                      ---------   ---------
   In relation to lending transactions                                  185,825     157,084
   In relation to borrowing transactions                                175,907     140,375
   Other commissions                                                     14,898       8,035
   Other                                                                269,106     223,558
                                                                      ---------   ---------
E. EXPENSES FOR SERVICES                                                121,971      92,759
                                                                      ---------   ---------
   Commissions                                                           53,906      40,899
   Other                                                                 68,065      51,860


The accompanying Notes 1 to 25 are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

SUPPLEMENTARY ACCOUNTING INFORMATION
CONSOLIDATED INCOME STATEMENT

For the fiscal year commenced January 1, 2005 and ended December 31, 2005, presented in comparative format with the previous fiscal year.
(figures stated in thousands of pesos)

                                                                               12.31.05      12.31.04
                                                                             -----------   -----------
F.ADMINISTRATIVE EXPENSES                                                       780,968        623,940
                                                                            -----------    -----------
  Personnel expenses                                                            392,308        296,733
  Directors' and syndics' fees                                                    5,793          4,040
  Other fees                                                                     32,314         19,808
  Advertising and publicity                                                      68,132         37,796
  Taxes                                                                          37,349         40,872
  Other operating expenses                                                      187,223        179,983
  Other                                                                          57,849         44,708
                                                                            -----------    -----------
  NET INCOME FROM FINANCIAL BROKERAGE                                           218,770       (153,738)
                                                                            ===========    ===========
  MINORITY INTERESTS RESULT                                                     (34,609)       (14,302)
                                                                            -----------    -----------
G.MISCELLANEOUS INCOME                                                          289,507        514,606
                                                                            -----------    -----------
  Net income from equity investments                                              6,662          2,990
  Default interests                                                                 835            895
  Loans recovered and allowances reversed                                       163,608        366,645
  CER adjustment                                                                  7,341          9,728
  Other                                                                         111,061        134,348
                                                                            -----------    -----------
H.MISCELLANEOUS LOSSES                                                          347,128        412,619
                                                                            -----------    -----------
  Default interests and charges in favor of the Argentine Central Bank               16             19
  Loan loss provisions for miscellaneous receivables and other provisions        99,754        134,135
  CER adjustment                                                                    541            336
  Amortization of differences arising from court resolutions                    122,279        121,010
  Other                                                                         124,538        157,119
                                                                            -----------    -----------
  NET INCOME / (LOSS) BEFORE INCOME TAX                                         126,540        (66,053)
                                                                            -----------    -----------
I. INCOME TAX                                                                    19,302         43,818
                                                                            -----------    -----------
   NET INCOME / (LOSS) FOR THE FISCAL YEAR                                      107,238       (109,871)
                                                                            ===========    ===========

The accompanying Notes 1 to 25 are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

SUPPLEMENTARY ACCOUNTING INFORMATION
CONSOLIDATED STATEMENT OF CASH FLOWS

For the fiscal year commenced January 1, 2005 and ended December 31, 2005, presented in comparative format with the previous fiscal year.
(figures stated in thousands of pesos)

                                                                               12.31.05      12.31.04
                                                                             -----------    -----------
CHANGES IN CASH
Cash and due from banks at beginning of fiscal year                              988,669        826,150
Increase in funds                                                                 52,489        162,519
                                                                             -----------    -----------
Cash and due from banks at fiscal year end                                     1,041,158        988,669
                                                                             ===========    ===========
REASONS FOR CHANGES IN CASH
Financial income collected                                                     1,313,070        954,628
Income from services collected                                                   645,746        529,374
LESS
Financial expenses paid                                                         (497,783)      (499,539)
Expenses for services paid                                                      (115,118)       (88,065)
Administrative expenses paid                                                    (692,983)      (514,297)
                                                                             -----------    -----------
Funds provided by operating activities                                           652,932        382,101
                                                                             ===========    ===========
OTHER SOURCES OF CASH
Increase in deposits, net                                                      1,935,271      1,619,200
Decrease in government and corporate securities, net                             211,273        518,738
Decrease in other receivables resulting from financial brokerage, net            260,559              -
Other sources of cash                                                            114,831        239,046
                                                                             -----------    -----------
Total sources of cash                                                          2,521,934      2,376,984
                                                                             -----------    -----------
OTHER USES OF CASH
Increase in loans, net                                                        (1,663,901)      (963,446)
Increase in other receivables resulting from financial brokerage, net                  -       (253,534)
Increase in other assets, net                                                   (217,948)      (214,751)
Decrease in other liabilities resulting from financial brokerage, net         (1,053,273)      (772,517)
Decrease in other liabilities, net                                               (45,856)       (77,713)
Other uses of cash                                                              (141,399)      (106,403)
Repayment of principal of and interest on restructured debt                            -       (208,202)
                                                                             -----------    -----------
Total uses of cash                                                            (3,122,377)    (2,596,566)
                                                                             -----------    -----------
Increase in funds                                                                 52,489        162,519
                                                                             ===========    ===========

The accompanying Notes 1 to 25 are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

SUPPLEMENTARY ACCOUNTING INFORMATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2005 and 2004.
(figures stated in thousands of pesos)

NOTE 1: ARGENTINE ECONOMIC CONTEXT

The issues described in Note 1 to the financial statements of Grupo Financiero Galicia S.A. are also applicable to these consolidated financial statements.

NOTE 2: PRESENTATION OF FINANCIAL STATEMENTS

The Financial Statements are presented in line with the provisions of Argentine Central Bank's Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences and with the guidelines of the General Resolution No. 434/03 of the CNV ("CNV"). As required by the above-mentioned regulations, the financial statements are presented in comparative format with the previous fiscal year. These financial statements include the balances corresponding to the operations carried out by Banco de Galicia y Buenos Aires S.A. and its subsidiaries located in Argentina and abroad and form part of the said Bank's quarterly financial statements as supplementary information, reason for which they should be read in conjunction with them.

These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of FACPCE. In line with Argentine Central Bank's Communique "A" 3921, Decree No. 664/2003 of the National Executive Branch and General Resolution No. 441/03 of the CNV, the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

Resolution MD No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 3: ACCOUNTING STANDARDS

The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

a. FINANCIAL STATEMENT CONSOLIDATION

The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A. (See Note 4 to the consolidated financial statements).

Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason the Company has adopted the valuation and disclosure criteria applied by the Bank.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(figures stated in thousands of pesos)

NOTE 3: (Continued)

Banco de Galicia y Buenos Aires S.A's financial statements include the balances corresponding to the operations of its branches in Argentina and abroad, as reported in their special financial statements, which have been adapted to the valuation and disclosure standards established by the Argentine Central Bank and, except as mentioned in item c.1.d. of this Note, by professional accounting standards.

Financial statements of foreign branches have been originally issued in foreign currency and converted into pesos using the following criteria:

Assets and liabilities were converted into pesos applying the reference exchange rate established by the Argentine Central Bank.

 Allotted capital has been computed for the amounts actually disbursed restated.

a. Accumulated earnings were determined as the difference between assets, liabilities and the allotted capital.

b. Earnings for the fiscal year were determined as the difference between the accumulated earnings at the beginning of the fiscal year, net of cash dividends and contributions, and the accumulated earnings at the closing date. The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of the current fiscal year.

c. The significant items arising from intercompany transactions among the consolidated companies have been eliminated from the Balance Sheet and the Income Statement.

The financial statements of Banco de Galicia y Buenos Aires S.A. corresponding to Argentine operations have been adjusted for inflation as mentioned in the second paragraph of Note 2 to the consolidated financial statements.

b. CONSISTENCY OF ACCOUNTING PRINCIPLES

Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A., are similar to those applied by the Company (See Note 2 item c.2. to the financial statements.

The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

b.1. - FOREIGN CURRENCY ASSETS AND LIABILITIES

These are stated at the US dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

Assets and liabilities valued in foreign currencies other than the US dollar have been converted into the latter currency using the swap rates communicated by the Argentine Central Bank's trading desk.

b.2. - GOLD BULLION

Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling costs.

The procedure referred to in item b.1. above has been applied for conversion into local currency.

b.3. - GOVERNMENT AND CORPORATE SECURITIES

b.3.A. - GOVERNMENT SECURITIES

I) Holdings in investment accounts:

These include the National Government Bonds Libor Due 2012 received within the framework of Sections 28 and 29 of Decree No. 905/02 (see Note 1 to the financial statements, section "Compensation to financial institutions") recorded at technical value.

As long as this valuation criterion is followed, Banco de Galicia y Buenos Aires S.A. shall not be allowed to distribute any cash dividends, except for the amount of profits in excess of the difference between the carrying value and the market value of these securities. If the position in these securities and the balances receivable recorded under "Other Receivables Resulting from Financial Brokerage" not used as collateral for the subscription of the Hedge Bond had been marked to market, a decrease in the Bank's shareholders' equity as of December 31, 2005 and December 31, 2004, of approximately $ 463,928 and
$617,764 respectively would have been recorded.

Furthermore, in valuing these bonds, the cap per bond to the admitted valuation difference, resulting from increasing the market price by 20%, does not apply.

II) Holdings of trading securities:

These are recorded at the closing price for each security at fiscal year end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.

III) Without quotation:

As of December 31, 2005, the Bank carries the following holdings:

a) Secured Bonds in Pesos

In accordance with Argentine Central Bank's regulations, they have been valued at the lower of their present value and their technical value. Those used as collateral for the advances from the Argentine Central Bank for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02, have been recorded at the value admitted by the Argentine Central Bank for assets used as collateral, as mentioned in Note 3.b.4. The market

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(figures stated in thousands of pesos)

NOTE 3: (Continued)

value of those not used as collateral for the advances for the subscription of the Hedge Bond is lower than the book value by approximately $ 67,354.

b) Discount Bonds and GDP-Linked Negotiable Securities

Banco de Galicia y Buenos Aires S.A. decided to participate in the exchange offered by the National Government, within the framework of the Argentine debt restructuring, opting to exchange its holdings of "Medium-Term External Notes," Series 74 and 75, for a face value of US$ 280,471 thousand, for "Discount Bonds in Pesos" and "GDP-Linked Negotiable Securities" issued under the conditions established by Decree No. 1735/04.

As established in that Decree, the acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.

As of December 31, 2005, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity specified by the terms and conditions of the new securities, and the carrying value of the securities tendered as of March 17, 2005, equivalent to the present value of the Secured Bonds at that date.

This valuation is reduced in the amount of the perceived payments, and accrued interest will not be recognized. Had these securities been valued at market price, Banco de Galicia y Buenos Aires S.A shareholders' equity would have been reduced by approximately $ 383,968 as of December 31, 2005.

c) The Fiscal Tax Credit Certificates have been recorded at technical value (i.e., face value plus accrued interests, according to contractual conditions), as they are used for tax payments.

IV) Securities issued by the Argentine Central Bank:

These securities were valued at the fiscal year-end closing price for each security.

Those securities without quotation have been increased on an exponential basis according their internal rate of return.

b.3.b. - INVESTMENTS IN QUOTED CORPORATE SECURITIES

These securities are valued at the fiscal year-end closing price, less estimated selling costs, when applicable.

b.4. - NATIONAL SECURED LOANS AND PROVINCIAL SECURED BONDS

On November 6, 2001, within the framework of Decree No. 1387/01, Banco de Galicia y Buenos Aires S.A. participated in the exchange of Argentine government securities and loans, issued under the Promissory Note/Bond program, for new loans called "National Secured Loans," which are recorded under "Loans-Non-Financial Public Sector".

Had the National Secured Loans originally been valued at the closing price of the securities exchanged as of November 6, 2001, Banco de Galicia y Buenos Aires S.A. shareholders' equity would have decreased, at that date, by $ 446,688. At the issue date of these financial statements, their book value is lower than their estimated realizable value. This value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate for instruments of the same issuer.

Banco de Galicia y Buenos Aires S.A. has also participated in the restructuring of the provincial government's debt, pursuant to the provisions of Decree
No. 1579/02, receiving Provincial Secured Bonds ("BOGAR") in exchange for its loans, which bonds have been disclosed under "Government Securities without quotation."

In accordance with Argentine Central Bank's regulations, both assets have been recorded at the lower of their present value and their technical value. The "present value" is defined as the "net present value" of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of December 31, 2005, was 4% and, as of December 31, 2004, 3.50%. The "technical value" is the adjusted amount of each instrument under contractual conditions.

Banco de Galicia y Buenos Aires S.A. has recognized in the income statement the effect resulting from the application of this criterion.

The assets used as collateral for the advances from the Argentine Central Bank for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02, ratified by Section 71 of Law No. 25,827, have been recorded at the value admitted by the Argentine Central Bank for assets used as collateral.

b.5. - ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE RETURNS

For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis.

For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

As indicated in Note 1 to the individual financial statements, section "Deposit with the financial system - Legal actions requesting protection of constitutional guarantees"; for liabilities originally denominated in foreign currency and converted into pesos, the adjustment from the application of the CER was accrued in accordance with legal regulations or contractual conditions.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(figures stated in thousands of pesos)

NOTE 3: (Continued)

b.6. - FINANCIAL TRUST DEBT SECURITIES AND PARTICIPATION CERTIFICATES

The debt securities incorporated at par have been recorded at their technical value; the remaining holdings were recorded according to their internal rate of return. Participation certificates are valued taking into account the participation in the assets net of liabilities that stem from the financial statements of the respective trusts.

b.7. -NEGOTIABLE OBLIGATIONS WITHOUT QUOTATION

The holdings of these securities have increased on an exponential basis according their internal rate of return.

b.8. - ASSETS UNDER FINANCIAL LEASES

Assets under financial leases are stated at cost less accumulated amortization, adjusted by the CER, where applicable.

b.9. - EQUITY INVESTMENTS

b.9.a. - IN FINANCIAL INSTITUTIONS, COMPLEMENTARY AND AUTHORIZED ACTIVITIES CONTROLLED

Argentine:

These investments have been valued according to the equity method.

Banco de Galicia y Buenos Aires S.A. equity investment in Banelco S.A. is valued under the equity method, based on this company's June 30, 2005 financial statements, because at the date of these financial statements, more recent audited financial statements were not available. Furthermore, the important developments that had an impact on this company's financial condition and results after that date have been recognized.

The irrevocable capital contribution that was made in Tarjetas del Mar S.A. within the process of restructuring debts with the Bank, has been disclosed at its original value and a valuation allowance has been established, which amounted to $ 51,122 as of December 31, 2005.

Foreign:

Banco de Galicia (Cayman) Limited (in provisional liquidation) and Banco Galicia Uruguay S.A. have been valued according to the equity method, on the basis of financial statements originally issued in foreign currency.

The conversion to local currency was made as established in the fourth paragraph of item a. of this note.

-NON-CONTROLLED

Argentine:

These are stated at their acquisition cost restated as mentioned in Note 2 to these financial statements, plus stock dividends.

A valuation allowance has been established for the amount by which it is estimated that the value of the investment in Compensadora Electronica S.A. exceeds the equity method value.

Foreign:

Minority interests in foreign entities are reflected at cost, plus stock dividends recognized at their face value.-

The procedure referred to in item b.1. above has been applied for conversion into local currency.

b.9.b - IN OTHER COMPANIES

-NON-CONTROLLED

Argentine:

These are stated at their acquisition cost restated as mentioned in Note 2 to these financial statements, plus stock dividends.

A valuation allowance has been established for the amounts by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A., Aguas Provinciales de Santa Fe S.A., Aguas Cordobesas S.A. and Aguas Argentinas S.A. exceeds their equity method value.

Foreign:

Minority interests in foreign entities are reflected at cost, plus stock dividends recognized at their face value.-

The procedure referred to in item b.1. above has been applied for conversion into local currency.

A valuation allowance has been established for the investment in Tradecom International NV in the amount that this investment is estimated to exceed its recoverable value.

b.10. - BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

Premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 2 above), plus the increase in value of the real estate properties derived from a technical revaluation made in 1981, less accumulated depreciation.

The depreciation of these assets is determined on the basis of their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.

The residual value of the assets, taken as a whole, does not exceed their combined market value.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(figures stated in thousands of pesos)

NOTE 3: (Continued)

b.11. - OTHER MISCELLANEOUS ASSETS

These assets are valued at their restated acquisition cost (see Note 2 above), less the corresponding accumulated depreciation.

For those miscellaneous assets earmarked for sale and acquired through foreclosures, the effects of the variation in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

The depreciation charges for these assets are calculated following the same criterion as that mentioned in item b.10 above.

b.12. - INTANGIBLE ASSETS

Intangible assets have been valued at their restated acquisition cost (see Note 2 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and development expenses."

Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003, as described in Note 1 to the financial statements, section "Deposit with the financial system - Legal actions requesting protection of constitutional guarantees".

Effective December 2005, through Communique "A" 4439, the Argentine Central Bank authorized financial institutions having granted, as from that date, new commercial loans with an average life of more than 2 years to defer the charge to income related to the amortization of amparo claims. The maximum amount to be deferred cannot exceed 50% of the growth of the new commercial loans nor 10% of financial institutions' computable regulatory capital ("RPC").

In addition, banks will not be able to reduce the rest of their commercial loan portfolio. This methodology will be applied until December, 2008, when the balance recorded as of that date will being to be amortized in up to 36, monthly equal and consecutive installments. Pursuant to this Communique, Banco de Galicia y Buenos Aires S.A. has deferred $ 11,256.

b.13. - ALLOWANCE FOR LOAN LOSSES AND PROVISIONS FOR CONTINGENT COMMITMENTS

These have been established based upon the estimated uncollectibility risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition and the guarantees securing their related transactions, in line with Argentine Central Bank regulations.

Since the beginning of the crisis in late 2001, Banco de Galicia y Buenos Aires S.A. has been restructuring its loan portfolio, a process that has reached its final stage the fiscal year.

b.14. - INCOME TAX

As of December 31, 2005, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in a tax loss. The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with Argentine Central Bank regulations, which do not contemplate the application of the deferred tax method.

b.15 - TAX ON MINIMUM PRESUMED INCOME

Pursuant to Section 13 of Law No. 25,063, as amended by Law No. 25,360, payments on account of the Minimum Presumed Income Tax, not offset against the Income Tax for each fiscal year, can be computed as a payment on account of the Income Tax to be determined for any of the following 10 fiscal years.

The recognition of this deferred asset and its realizability stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with Argentine Central Bank regulations.

Below is a detail of Banco de Galicia y Buenos Aires S.A.'s tax credits outstanding and their probable offsetting date:

               Tax credit          Date of           Probable
                                  generation      offsetting date
               ----------         ----------      ---------------
                 11,702             2001              2011
                 45,158             2002              2011
                 43,004             2003              2011
                 42,037             2004              2011
                 26,496             2005              2011

In addition to the statement made in preceding paragraphs, as of December
31, 2005, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 1,615 for the Tax on Minimum Presumed Income, while as of December 31, 2004, this amount was $ 20,020.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(figures stated in thousands of pesos)

NOTE 3: (Continued)

b.16. - SEVERANCE PAYMENTS

Banco de Galicia y Buenos Aires S.A. directly allocates severance payments to expenses.

The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments."

Also, as of December 31, 2005, Banco de Galicia y Buenos Aires S.A.'s maximum risk in connection with severance payments amounted to approximately $ 173,118. At the end of the previous fiscal year, this amount was $ 176,593.

C. DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK'S REGULATIONS AND ARGENTINE GAAP IN THE AUTONOMOUS CITY OF BUENOS AIRES

Through its C.D. Resolutions No. 238/01, No. 243/01, No. 261/01, No. 262/01 and No. 187/02, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") approved, with certain amendments, Technical Pronouncements Nos. 16, 17, 18, 19 and 20, which incorporate certain changes to Argentine GAAP valuation and disclosure standards, the application of which is mandatory for fiscal years commenced on and after July 1, 2002 and their interim periods. Furthermore, M.D. Resolution No. 5/2003 approved Technical Pronouncement No. 21, effective for fiscal years commenced on or after April 2003. In addition, the CNV through its General Resolutions No. 434/03 and No. 459 adopted, with certain modifications, Technical Pronouncements No. 16 to No. 21 based upon the resolutions issued by the CPCECABA. Also, on August 10, 2005, CPCECABA approved CD Resolution No. 93/2005, which adopts Technical Resolutions No. 6 to 22 issued by FACPCE as professional accounting standards these resolutions were amended in order to unify Argentine GAAP and the interpretation of accounting and auditing standards 1 to 4. The abovementioned resolution shall be valid for all fiscal years commencing on and after January 1, 2006. On December 29, 2005, CNV approved, with certain amendments, CPCECABA's C.D. Resolution No. 93/2005. At the date these financial statements were prepared, the Argentine Central Bank had not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering the new valuation and disclosure criteria added to Argentine GAAP.

The main differences between the Argentine Central Bank's regulations and Argentine GAAP are detailed below:

c. 1. - VALUATION CRITERIA

c.1.a. - RESTATEMENT TO CONSTANT CURRENCY

Banco de Galicia y Buenos Aires S.A. financial statements recognize the effects of changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE.

In accordance with Decree No. 664/2003 of the National Executive Branch, Communique "A" 3921 of the Argentine Central Bank and Resolution No. 441/03 of the CNV, Banco de Galicia y Buenos Aires S.A discontinued the application of that method and, therefore, did not recognize the effects of changes in the purchasing power of the currency after March 1, 2003.

Under Argentine GAAP, as established by M.D. Resolution No. 41/03 of the CPCECABA, the application of this method has been discontinued effective October 1, 2003.

However, taking into account that the variation in the IPIM recorded in the March-September 2003 period was a deflation of approximately 2 %, the effect from not recognizing such variation in Banco de Galicia y Buenos Aires S.A. financial statements has not been significant.

c.1.b. - ACCOUNTING FOR INCOME TAX ACCORDING TO THE DEFERRED TAX METHOD

Banco de Galicia y Buenos Aires S.A. determines the Income Tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

Under Argentine GAAP, the income taxes must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated. Application of this criterion would lead to an increase of approximately $ 239,661 in assets.

c.1.c. - VALUATION OF ASSETS WITH THE NON-FINANCIAL PUBLIC AND PRIVATE SECTORS

c.1.c.1. - NATIONAL SECURED LOANS AND PROVINCIAL SECURED BONDS

In accordance with the provisions of Decree No. 1387/01, dated November 6, 2001, during the fiscal year ended December 31, 2001, Banco de Galicia y Buenos Aires S.A. and the Companies controlled by Sudamericana Holding S.A. participated in the exchange offered by the National Government, swapping national government securities (which were classified and valued as "Investment accounts" by Banco de Galicia y Buenos Aires S.A. according to the criteria established by the Argentine Central Bank) for Secured Loans which, as of December 31, 2005 and December 31, 2004, were recorded under "Loans - Non-Financial Public Sector." Furthermore, as established by Decree No. 1579/02, Banco de Galicia y Buenos Aires S.A. exchanged with the "Fondo Fiduciario para el Desarrollo Provincial

GRUPO FINANCIERO GALICIA S.A.

"(FFDP) loans to provincial "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(figures stated in thousands of pesos)

NOTE 3: (Continued)

governments for BOGAR bonds which, as of December 31, 2005 and December 31, 2004, are recorded under "Government Securities without quotation."

As of such dates, Banco de Galicia y Buenos Aires S.A. valued both assets at the lowest of present or technical value, as established by Argentine Central Bank regulations, except for those used as collateral for the advance from the Argentine Central Bank for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02.

Under the provisions of CD Resolution No. 290/01 of the CPCECABA, the restructured assets should have been valued as follows:

- National secured loans: based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if corresponding, plus interest accrued at the internal rate of return until the end of each period.

- Bogar: at market value. Market trading in these securities has not reached a significant level relative to the total number of issued securities.

The aforementioned assets, in addition to the bonds described in section c.1.c.3 of this note, are allocated as collateral of rediscounts and advances from the Argentine Central Bank and/or have been exchanged for restructured foreign debt of Banco de Galicia y Buenos Aires S.A. and its subsidiary in Uruguay, as detailed in Note 1, section Situation of Banco de Galicia y Buenos Aires S.A. and Banco de Galicia (Cayman) Limited (in Provisional Liquidation)" and their proceeds are expected to be used to settle those debts. For this reason, the variations in their current values should not have any negative effect on the Company's financial condition.

c.1.c.2. - FINANCIAL REPORTING OF EFFECTS GENERATED BY COURT DECISIONS ON
DEPOSITS

As explained in Note 1 to the financial statements, under "Deposits with the financial system - Legal actions requesting protection of constitutional guarantees", as of December 31, 2005, Banco de Galicia y Buenos Aires S.A. records an asset for $ 347,777 (original value of $ 680,202, which includes deferred amortizations of $ 11,256 from amparos claims in accordance with Note 3.b.12, net of accumulated amortizations of 332,425) under "Intangible Assets - Organization and Development Expenses," for the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02 and supplementary regulations, as established by Argentine Central Bank regulations, to be amortized over 60 months. Under Argentine GAAP, such asset may be recorded as a receivable but its valuation should be based upon the best estimate of the recoverable amounts.

c.1.c.3. - COMPENSATION, PER SECTIONS 28 AND 29 OF DECREE NO. 905/2002 OF THE NATIONAL EXECUTIVE BRANCH

As of December 31, 2005 and December 31, 2004, Banco de Galicia y Buenos Aires S.A records the government securities received and to be received in connection with the compensation established by Sections 28 and 29 of National Executive Branch's Decree No. 905/02, under the captions "Government Securities - Holdings in Investment Accounts," "Other Receivables Resulting from Financial Brokerage - Other Receivables not Included in the Debtor Classification Regulations" and "Forward Purchases of Government Securities under Agreements to Repurchase," and "Miscellaneous Receivables," respectively.

Under Argentine GAAP, the above-mentioned assets must be valued at their current value, as indicated in item b.3.a. above.

At the date of preparation of these financial statements, the market value of the "BODEN 2012" is approximately 90% of its technical value.

c.1.c.4. - ALLOWANCES FOR RECEIVABLES FROM THE NON-FINANCIAL PUBLIC SECTOR

Current Argentine Central Bank regulations on the establishment of allowances provide that receivables from the public sector are not subject to allowances for uncollectibility risk. Under Argentine GAAP, those allowances must be estimated based on the recoverability risk of those assets.

c.1.c.5. - DISCOUNT BONDS AND GDP-LINKED NEGOTIABLE SECURITIES

Pursuant to Argentine GAAP, these assets must be valued separately and at their market price, less estimated selling costs. Note b.3.a.III) b) states the effect resulting from the differences in the valuation criteria.

c.1.d. - CONVERSION OF FINANCIAL STATEMENTS

The conversion into pesos of the financial statements of the foreign branches and subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A's financial statements, made in accordance with Argentine Central Bank regulations differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP requires that:

a) the measurements in the financial statements to be converted into pesos that are stated in fiscal year-end foreign currency (current values, recoverable values) be converted at the balance sheet date exchange rate; and

b) the measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the pertinent historical exchange rates, restated at fiscal year-end currency, when corresponding, due to

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(figures stated in thousands of pesos)

NOTE 3: (Continued)

the application of Technical Pronouncement No. 17. Quotation differences arising from conversion of the financial statements will be treated as financial income or losses, as the case may be.

The application of this criterion instead of that mentioned in item a. of this Note does not have a significant impact on Banco de Galicia y Buenos Aires S.A. financial statements.

c.2. - STATEMENT OF CASH FLOWS

The statement of cash flows has been prepared following the criterion established by the Argentine Central, which differs from that of Technical Pronouncement No. 19 by F.A.C.P.C.E.

Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. have quantified the estimated effects that would be derived from the application of Argentine GAAP on its financial statements as of December 31, 2005.

NOTE 4: BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding the controlled companies is presented in Note 10 and Schedule C to the financial statements of Grupo Financiero Galicia S.A.

Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies.

Net Investment S.A's financial statements, in turn, have been consolidated on a line-by-line basis with the balance sheet, income statements and statements of cash flows of B2Agro S.A. As of December 31, 2005, Net Investment S.A. held the following percentages:

             Issuing Company                   Capital %            Votes %
             ---------------                 --------------     ----------------
B2Agro S.A.                                     99.99                99.99

Sudamericana Holding S.A's results have been adapted to cover a twelve-month period as of September 30, 2005, for consolidation purposes. This company's financial statements, in turn, have been consolidated on a line-by-line basis with the balance sheet, income statements and statements of cash flows of Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia. de Seguros S.A., Sudamericana Asesores de Seguros S.A. and Galicia Patrimoniales Cia. de Seguros S.A.. As of September 30, 2005, Sudamericana Holding S.A. held the following percentages:

             Issuing Company                  Capital%         Votes %
-----------------------------------------    -----------     ----------
Galicia Retiro Cia. de Seguros S.A.                99.99        99.99
Galicia Vida Cia. de Seguros S.A.                  99.99        99.99
Sudamericana Asesores de Seguros S.A.              99.97        99.97
Galicia Patrimoniales Cia. de Seguros S.A          99.99        99.99

As of November 15, 2004, after a special general shareholders' meeting, the shareholders of Medigap Salud S.A. decided by unanimous vote the early dissolution of this company and subsequent liquidation as of December 31, 2004. The liquidation of Medigap Salud S.A. became final on April 12, 2005 and was approved by the special general shareholders' meeting held on May 26, 2005.

On December 15, 2004, Sudamericana Holding S.A., Swiss Medical S.A. and SMG INVESTMENT S.A. entered into a share purchase agreement involving 100% of the shares in Instituto de Salta Compania de Seguros de Vida S.A. The transfer of the mentioned shares was completed on April 29, 2005.

Banco de Galicia y Buenos Aires S.A's consolidated financial statements as to December 31, 2005 and December 31, 2004 include the assets, liabilities and results of the controlled companies detailed below:

                                                     As of December 31, 2005
                                        -----------------------------------------------------
          Issuing Company                 Shares                        Percentage held in
--------------------------------------  ----------  --------------  -------------------------
                                           Class     Number            Total       Possible
                                                                      Capital       Votes
--------------------------------------  ----------  -------------   ---------  --------------
Banco Galicia Uruguay S.A                 Ordinary    2,591,600(*)    100.00        100.00
                                          shares
arjetas Regionales S.A                   Ordinary      103,834,148    100.00        100.00
                                        book-entry
Galicia Factoring y Leasing S.A          Ordinary        1,889,700     99.98         99.98
                                        book-entry
Galicia Valores S.A. Sociedad de Bolsa   Ordinary          999,996     99.99         99.99
                                        book-entry

(*) Stated at face value of 1,000 Uruguayan pesos.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(figures stated in thousands of pesos)

NOTE 4: (Continued)

                                     As of December 31, 2004
----------------------------------------------------------------------------------------------------
              Issuing Company                             Shares               Percentage held in
--------------------------------------------- ------------------------------------------ -----------
                                                 Class           Number        Total     Possible
                                                                               Capital     Votes
--------------------------------------------- ------------- ------------------ --------- -----------
Banco Galicia Uruguay S.A.                     Ordinary            13,375  (*)  100.00      100.00
                                                shares            0.13716
Tarjetas Regionales S.A.                       Ordinary       103,834,148       100.00      100.00
                                              book-entry
Galicia Capital Markets S.A. (in liquidation)  Ordinary            99,990        99.99       99.99
                                              book-entry
Galicia Factoring y Leasing S.A.               Ordinary         1,889,700        99.98       99.98
                                              book-entry
Agro Galicia S.A. (in liquidation)             Ordinary           250,000       100.00      100.00
                                              book-entry
Galicia Valores S.A. Sociedad de Bolsa         Ordinary           999,996        99.99       99.99
                                              book-entry

(*) Stated at face value of 1,000 Uruguayan pesos.

                                     As of December 31, 2005
----------------------------------------------------------------------------------------------------
              Issuing Company                     Assets     Liabilities  Shareholders'     Net
                                                                             equity     income/(loss)
--------------------------------------------- ------------- ------------ ------------- -------------
Banco Galicia Uruguay S.A.                         674,895      627,957        46,938       294,662
Tarjetas Regionales S.A.                         1,258,609    1,093,797       164,812        68,599
Galicia Factoring y Leasing S.A.                     3,531           51         3,480           118
Galicia Valores S.A. Sociedad de Bolsa              29,702       15,567        14,135         1,075

                                     As of December 31, 2004
----------------------------------------------------------------------------------------------------
              Issuing Company                      Assets    Liabilities  Shareholders'      Net
                                                                           equity       income/(loss)
--------------------------------------------- ------------- ------------ ------------- -------------
Banco Galicia Uruguay S.A.                         983,076    1,546,266     (563,190)        164,871
Tarjetas Regionales S.A.                           840,045      743,831        96,214         70,803
Galicia Capital Markets S.A. (in liquidation)        7,745       16,095       (8,350)        (2,155)
Galicia Factoring y Leasing S.A.                     3,383           20         3,363            280
Agro Galicia S.A. (in liquidation)                     103            8            95           (63)
Galicia Valores S.A. Sociedad de Bolsa              22,515        9,455        13,060          1,915

The financial statements of the controlled companies were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of the financial statements of Banco de Galicia y Buenos Aires S.A.

The financial statements of Banco Galicia Uruguay S.A. include the balances of Galicia Uruguay S.A. consolidated on a line-by-line basis with those of Banco de Galicia (Cayman) Limited (In Provisional Liquidation), in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco de Galicia y Buenos Aires S.A. holds the remaining 34.6595%.

The latest statements have been consolidated with those of Galicia Pension Fund Limited, in which Banco de Galicia (Cayman) Limited (in provisional liquidation) holds a 100% interest.

Furthermore, Galicia Pension Fund Limited consolidates its financial statements with those of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion, in which it holds a 99.985% interest.

Banco de Galicia y Buenos Aires S.A. holds 68.218548% of Tarjetas Regionales S.A.'s capital stock and votes, while Banco de Galicia (Cayman) Limited (in provisional liquidation) holds the remaining 31.781452%.

The December 31, 2005 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.

The percentages directly held in those companies' capital stock are as follows:

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(Continued)
(figures stated in thousands of pesos)

NOTE 4: (Continued)

- Directly:

           Company                   12.31.05                  12.31.04
----------------------------- ------------------------- ---------------
Tarjetas Cuyanas S.A.                 60.000%                   60.000%
Tarjetas del Mar S.A.                 99.999%                   99.999%
Tarjeta Naranja S.A.                  80.000%                   80.000%

On January 30, 2004 Tarjeta Naranja S.A. accepted irrevocable contributions from Banco de Galicia y Buenos Aires S.A. for $20,000 and from minority shareholders for $ 5,000. On July 14, 2005 the reimbursement of all irrevocable contributions was decided, which had taken place as of the date of these financial statements.

In addition, Tarjeta Naranja S.A.'s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 87.7% of voting stock. Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

Consolidation of the financial statements of Galicia Capital Markets S.A. (in liquidation) and Agro Galicia S.A. (in liquidation) has been discontinued during this fiscal year, as a result of their anticipated dissolution having been decided.

NOTE 5: MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

The portion of the controlled companies' shareholders' equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interests in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interests Results."

The minority interest percentages as of
December 31, 2005 and 2004 are the following:

              Company                      12.31.05         12.31.04
------------------------------------       --------         ---------
Banco de Galicia y Buenos Aires S.A.       6.39581%         6.40835%
Net Investment S.A.                        0.79948%         0.80104%
Sudamericana Holding S.A.                  0.79942%         0.80099%
Galicia Warrants S.A.                      0.79948%         0.80104%
B2Agro S.A.                                0.80774%         0.80931%
Net Investment B.V.                        0.79948%         0.80104%


                       Company                               12.31.05       12.31.04
----------------------------------------------------      -----------      ----------
Medigap Salud S.A.  (*)                                        -            0.80925%
Instituto de Salta Cia. de Seguros de Vida S.A.  (*)           -            0.80135%
Galicia Retiro Cia. de Seguros S.A.  (*)                   0.79955%         0.80112%
Galicia Vida Cia. de Seguros S.A.  (*)                     0.80929%         0.81086%
Sudamericana Asesores de Seguros S.A.  (*)                 0.83249%         0.83405%
Galicia Patrimoniales Cia. de Seguros S.A.  (*)            0.80769%         0.80925%

(*) Minority interest determined based on the financial statements as of September 30, 2005 and 2004.

The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(figures stated in thousands of pesos)

NOTE 5: (Continued)

                      Company                         12.31.05     12.31.04
--------------------------------------------------   ----------   ----------
Galicia Valores S.A. Sociedad de Bolsa                     0.01%        0.01%
Galicia Capital Markets S.A. (in liquidation)                 -         0.01%
Galicia Factoring y Leasing S.A.                           0.02%        0.02%
Galicia Administradora de Fondos S.A. Sociedad
 Gerente de  Fondos Comunes de Inversion                  0.015%       0.015%
Tarjetas Cuyanas S.A.                                     40.00%       40.00%
Tarjeta Naranja S.A.                                      20.00%       20.00%
Tarjetas del Mar S.A.                                     0.001%       0.001%
Galicia Private Equity Management Corporation Ltd.            -        26.67%
Cobranzas Regionales S.A.                                 22.46%       22.46%

NOTE 6: RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must maintain a monthly average liquidity level. Computable assets for paying the minimum cash requirement are cash and the checking accounts opened at the Argentine Central Bank.

The minimum cash requirement at the end of each fiscal year was as follows (as measured in average daily balances):

                                                      12.31.05     12.31.04
                                                     ----------   ----------
Minimum cash requirement in Pesos                       758,124      738,056
Minimum cash requirement in foreign currency            418,710      367,582

I) As of December 31, 2005, Banco de Galicia y Buenos Aires S.A. ability to dispose of the assets pertaining to its local branches mentioned below was restricted:

a. FUNDS AND GOVERNMENT SECURITIES

The Bank has deposited $ 37,323 as guarantees to third parties, $ 68,784 for security margins of repo transactions and $ 60 as collateral for transactions carried out in the Rosario Futures Exchange.

b. SPECIAL ESCROW ACCOUNTS

Special escrow accounts have been opened with the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions which, as of December 31, 2005, amounted to $ 102,840.

c. DEPOSITS IN FAVOR OF THE ARGENTINE CENTRAL BANK

These have been set up in line with the following Argentine Central Bank regulations:

- Unavailable deposits related to foreign exchange transactions, $ 533.

- For custody of securities in order to act as registrar and custody agent of book-entry mortgage securities, $ 917.

d. GUARANTEES GRANTED TO THE ARGENTINE CENTRAL BANK

As of December 31, 2005, Banco de Galicia y Buenos Aires S.A. has allocated loans to the public sector for $ 5,483,982 as collateral for liabilities with the Argentine Central Bank.

e. EQUITY INVESTMENTS

Banco de Galicia y Buenos Aires S.A. has granted a senior pledge on all of its shares of Correo Argentino S.A., in favor of the International Finance Corporation, the Inter American Development Bank and a syndicate of local institutions, as collateral of financing granted to that company.

This was authorized by the Argentine Central Bank through resolution No. 408 dated September 9, 1999.

On November 19, 2003, the National State terminated the concession contract awarded to Correo Argentino S.A. On October 27, 2004, the Appeals Court sustained the claim filed by the company, leaving without effect the declaration of bankruptcy and converting the proceeding into a Cram Down process, pursuant to Section 48 of the Insolvency and Bankruptcy Law.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(figures stated in thousands of pesos)

NOTE 6: (Continued)

On March 25, 2004, the guarantee for $ 7,265 provided in favor of the National State as security for compliance with the concession of Correo Argentino S.A. was enforced. The related claim was proved as a possible claim in Correo Argentino S.A.'s reorganization proceeding. Banco de Galicia y Buenos Aires S.A. paid the guarantee under the conditions established by the National Communications Commission and notice of this payment was given in the Correo Argentino S.A.'s reorganization proceeding.

Under the sponsorship contract, Banco de Galicia y Buenos Aires S.A. was liable for 14.53% of Correo Argentino S.A.'s financial debt with its financial creditors, in the event of early termination of the concession for any reason, including bankruptcy.

Thus, Boden 2012 for a face value of US$ 9,459 thousand were delivered to the IFC, $ 4,606 were paid to Banco Rio, Boden 2012 for a face value of US$ 9,509 thousand were delivered to the Inter-American Development Bank (IDB) and $ 5,527 were paid to Citibank, thus complying with all of the payment obligations towards those entities.

Both the investment and the receivables have been written off from assets.

Likewise the item "Equity Investments" includes shares the transferability of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

- Aguas Argentinas S.A.: 3,236,879 book-entry class F shares and 522,887 book-entry class E shares.

- Aguas Provinciales de Santa Fe S.A.: 3,600,000 book-entry class F shares and 62,500 book-entry class D shares.

- Inversora Diamante S.A.: 1,606,117 ordinary book-entry non-transferable shares.

- Inversora Nihuiles S.A.: 1,184,093 ordinary book-entry non-transferable shares.

- Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.

- Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

- Correo Argentino S.A.: 12,462,021 ordinary non-transferable class B shares.

As a shareholder of the concessionaires, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. has guaranteed their compliance with certain obligations arising from the concession contracts signed by these companies.

In addition, the Bank and the other shareholders have committed, in certain circumstances, to provide financial support to those companies if they were unable to honor the commitments they have undertaken with international financial institutions.

Aguas Cordobesas S.A.: Banco de Galicia y Buenos Aires S.A., as a shareholder and proportionally to its 10.833% interest, is jointly responsible, before the Provincial State, for contractual obligations deriving from the concession contract during the entire term thereof.

Should any of the other shareholders fail to comply with the commitments deriving from their joint responsibility, the grantor may force Banco de Galicia y Buenos Aires S.A. to assume the unfulfilled commitment, but only in the proportion and to the extent of the interest held by the Bank.

Aguas Provinciales de Santa Fe S.A.: After the fiscal year end, the meeting of the shareholders of Aguas Provinciales de Santa Fe S.A. held on January 13, 2006, approved the early dissolution and liquidation of said company.

Banco de Galicia y Buenos Aires S.A. voted against this decision because it deemed it contrary to the corporate interests, and requested the calling of a new meeting to reactivate and capitalize the company thus allowing its continuity.

On January 31, 2006, Decree No. 243 issued by the government of the Province of Santa Fe terminated the concession contract due to the concessionaire deriving from the dissolution of the company decided by the majority shareholders during the abovementioned shareholders' meeting.

On the basis of information known as of December 31, 2005, Banco de Galicia y Buenos Aires S.A. has established a reserve for the estimated amount of the related contingencies for credits granted and commitments assumed.

Aguas Argentinas S.A.: at the date these financial statements were prepared, Aguas Argentinas S.A. continues negotiating with the Argentine Government in relation to its activities, which are being followed up and analyzed by Banco de Galicia y Buenos Aires S.A.'s Management on a regular basis.

f. GUARANTEES GRANTED FOR DIRECT OBLIGATIONS

As of December 31, 2005, Banco de Galicia y Buenos Aires S.A. recorded $ 15,240 as collateral for credit lines granted by the IFC, with the loans having been granted using such resources having been allocated as collateral for such credits lines.

As of December 31, 2004 the total amount of restricted assets for the aforementioned items was $ 6,285,889.

II) As of December 31, 2005, Banco de Galicia y Buenos Aires S.A. ability to dispose of the following assets of consolidated controlled companies was restricted as follows:

a. GALICIA VALORES S.A. SOCIEDAD DE BOLSA:

As of December 31, 2005, this company holds three shares of Mercado de Valores de Buenos Aires S.A. securing an insurance covering its transactions for $ 6,500. At the end of the previous fiscal year, its restricted assets totaled $ 5,235.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(figures stated in thousands of pesos)

NOTE 6: (Continued)

b. TARJETAS CUYANAS S.A.

As of December 31, 2005, the company's ability to dispose of time deposits for $ 639 and $ 107 was restricted because this amount was earmarked to secure two collection agreements signed with the Revenue Board of the Province of Mendoza and Telefonica de Argentina, respectively. At the end of the previous fiscal year, its restricted assets totaled $ 612 and $ 103.

c. TARJETA NARANJA S.A.

Attachments amounting to $ 464 have been levied on current account deposits that this company holds with Banco de Galicia y Buenos Aires S.A.

d. BANCO DE GALICIA (CAYMAN) LIMITED (IN PROVISIONAL LIQUIDATION)

All this company's assets are administered by the liquidators in favor of creditors until the termination of the debt restructuring agreement.

e. BANCO GALICIA URUGUAY S.A.:

At the request of creditors of Banco Galicia Uruguay S.A., a restraining order has been issued enjoining this company from disposing of its real property.

Under a fixed pledge agreement signed on July 24, 2003, and registered with the Registry of Property-Movable Property-Pledges Division of Montevideo-Uruguay, on August 5, 2003, Galicia Uruguay S.A.'s credit rights against all of its debtors have been pledged in favor of the holders of the transferable time-deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.

III) As of December 31, 2005, the company's ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below.

On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, the abovementioned Company made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank; said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(figures stated in thousands of pesos)

NOTE 7: GOVERNMENT AND CORPORATE SECURITIES

The government and corporate securities listed below have been classified pursuant to the Argentine Central Bank regulations.

As of December 31, 2005 and 2004, holdings of Government and corporate securities were as follows:

                                                      12.31.05     12.31.04
                                                     ----------   ----------
Government Securities
With quotation
Recorded at market value
For trading purposes:
  Government bonds                                       20,873       31,488
  Argentine treasury bonds                                    -        5,268
  Other                                                     356          349
  Less: Valuation allowance                                (353)        (346)
                                                     ----------   ----------
Total trading securities                                 20,876       36,759
                                                     ----------   ----------
Recorded at value after amortization
In investment accounts
 Government bonds (Boden 2012)                          650,924      601,264
                                                     ----------   ----------
Total securities in investment accounts                 650,924      601,264
                                                     ----------   ----------
Securities issued by the Argentine Central Bank
  Securities with quotation                             699,041      456,359
  Securities without quotation                            5,426       52,185
                                                     ----------   ----------
Total securities issued by the
 Argentine Central Bank                                 704,467      508,544
                                                     ----------   ----------
Without quotation
  Fiscal tax credit certificates (*)                     34,458       78,232
  Government bonds                                    4,556,613    3,543,751
  Argentine treasury bonds                                    -      749,729
  Other                                                       -            4
  Less: Valuation allowance                                   -         (272)
                                                     ----------   ----------
Total securities without quotation                    4,591,071    4,371,444
                                                     ----------   ----------
Total government securities                           5,967,338    5,518,011
                                                     ----------   ----------
Corporate Securities
  Shares                                                    376            -
  Negotiable obligations (with quotation)                 4,042       16,086
  Less: Valuation allowance                                   -            -
                                                     ----------   ----------
Total corporate securities                                4,418       16,086
                                                     ----------   ----------
Total government and corporate securities             5,971,756    5,534,097
                                                     ----------   ----------

(*) Government securities secured by future tax payments.

NOTE 8: LOANS

The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

a. Loans to the non-financial public sector: they are primarily loans to the National Government and to provincial governments.

b. Loans to the financial sector: they represent loans to Banks and financial institutions.

c. Loans to the non-financial private sector and residents abroad: they include the following types of loans:

- Overdrafts: short-term obligations issued in favor of customers.

- Promissory notes: endorsed promissory notes, factoring.

- Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.

- Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.

- Credit card loans: loans granted to credit card holders.

- Personal loans: loans to natural persons.

- Other: this item primarily involves short-term placements in banks abroad.

Pursuant to Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. In addition, Banco de Galicia y Buenos Aires S.A. must disclose the type of collaterals established on the applicable loans to the non-financial private sector and the pledges granted on loans (preferred guarantees relative to a registered senior pledge).

As of December 31, 2005 and 2004, the classification of the loan portfolio was as follows:

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(figures stated in thousands of pesos)

NOTE 8: (Continued)

                                                      12.31.05     12.31.04
                                                     ----------   ----------

Non-financial public sector                           5,235,869    4,558,873
Financial sector                                        128,203      150,530
Non-financial private sector and residents abroad     5,619,015    4,361,393
  With preferred guarantees                             838,540    1,190,024
  With other collateral                               1,024,542      601,513
  Without collateral                                  3,755,933    2,569,856
                                                     ----------    ---------
Subtotal                                             10,983,087    9,070,796
Allowance for uncollectibility risks                   (427,911)    (632,619)
                                                     ----------   ----------
Total                                                10,555,176    8,438,177
                                                     ----------   ----------

Said loans were granted in the normal course of transactions with normal terms, interest rates and collateral requirements.

NOTE 9: EQUITY INVESTMENTS

As of December 31, 2005 and December 31, 2004, the breakdown of "Equity Investments" was a follows:

                                                      12.31.05     12.31.04
                                                     ----------   ----------
In financial institutions, complementary
 and authorized activities
  Banco Latinoamericano de Exportaciones S.A.             1,572        1,542
  Banelco S.A.                                            7,219        4,972
  Mercado de Valores de Buenos Aires S.A.                 8,190        6,920
  Visa Argentina S.A.                                       951          951
  Other                                                   2,288        2,255
                                                     ----------   ----------
Total equity investments in financial
 institutions, complementary and authorized
 activities                                              20,220       16,640
                                                     ----------   ----------
In non-financial institutions
  AEC S.A.                                                6,139        6,139
  Aguas Argentinas S.A.                                  23,370       23,370
  Aguas Cordobesas S.A.                                   8,911        8,911
  Aguas Provinciales de Santa Fe S.A.                    10,771       10,771
  Electrigal S.A.                                         5,455        5,455
  Inversora Diamante S.A.                                12,944       12,944
  Inversora Nihuiles S.A.                                15,750       15,750
  Tradecom International N.V.                             6,683        8,040
  Other                                                   6,181        3,723
                                                     ----------   ----------
Total equity investments in
 non-financial institutions                              96,204       95,103
                                                     ----------   ----------
Allowances                                              (31,304)     (28,924)
                                                     ----------   ----------
Total equity investments                                 85,120       82,819
                                                     ----------   ----------

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(figures stated in thousands of pesos)

NOTE 10: INTANGIBLE ASSETS - GOODWILL

The following table shows the goodwill breakdown per activity as of December 31, 2005 and 2004, respectively:

                                                      12.31.05     12.31.04
                                                     ----------   ----------
Investment                                                  684        5,096
In banks                                                 54,706       70,731
Companies issuing regional credit cards                  29,613       39,253
                                                     ----------   ----------
Total                                                    85,003      115,080
                                                     ----------   ----------

NOTE 11: TRUST ACTIVITIES

a) Trust contracts for purposes of guaranteeing compliance with obligations:

Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be invested according to the following detail:

                                         Trust fund balance
                                    ----------------------------
Date of                                         In thousands of
Contract           Trustor              $             US$            Due date
---------   ---------------------   --------   -----------------   ------------
01.06.98    Eduardo Sumic y
            Ercides Ciani                 12                  31   07.07.07 (1)
02.15.04    Blaisten                       1                   -   02.15.08 (2)
12.22.05    Tecsan - Benito                -                   -   04.28.11 (2)
            Roggio

(1) This amount will be released upon maturity or when the Bank receives instructions, as established by the pertinent contract.

(2) These amounts will be released monthly until the earlier of the settlement date of trustor obligations or the due date.

NOTE 11: (Continued)

b) Financial trust contract:

Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of the debt securities and the participation certificates:

                                          Trust fund balance
                                     ----------------------------
Date of                                          In thousands of
Contract           Trust Fund            $             US$            Due date
---------    ---------------------   --------   -----------------   ------------
01.28.04     Tarjeta Naranja III       91,262                   -   08.01.10 (3)
03.10.05     Grobo I                    4,987                 254   08.01.06 (4)
06.17.05     Radio Sapienza I           1,400                   -   03.12.07 (4)
07.13.05     Rumbo Norte I              3,384                 205     07.13.11
10.12.05     Hydro I                    1,021               9,846   09.05.17 (3)
11.14.05     Radio Sapienza II          7,414                   -   10.12.08 (4)
12.13.05     Tarjetas del Mar I         3,797                   -   12.10.06 (4)

(1) These amounts will be released monthly until the redemption of the debt securities.

(2) Estimated date, because the due date will occur at the time of the distribution of all of the trust assets.

NOTE 12: NEGOTIABLE OBLIGATIONS

a) AS OF DECEMBER 31, 2005, BANCO DE GALICIA Y BUENOS AIRES S.A., HAD THE FOLLOWING NEGOTIABLE OBLIGATIONS OUTSTANDING:

a.1) Ordinary negotiable obligations:

                                                              Issue
Date of       Residual face value                           authorized
 issue       (in thousands of US$)     Term       Rate      by the CNV
---------    ---------------------   --------   --------   ------------
11.08.93                  6,385 (*)  10 years       9.00%    10.08.93

(*) This amount corresponds to past due negotiable obligations, not tendered to the restructuring offer.

a.2) The Ordinary Shareholders' Meeting, held on September 30, 1997, authorized the creation of a global program for the issuance of negotiable obligations, not convertible into shares, which could be denominated in pesos, dollars or other currencies, for a maximum aggregate amount equivalent to US$ 1,000,000 thousand. At the date of these financial statements, this program has expired. However, as of December 31, 2005, Banco de Galicia y Buenos Aires S.A. has outstanding the following short- and medium-term negotiable obligations issued under this program:

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(figures stated in thousands of pesos)

NOTE 12: (Continued)

                    Residual face value                                          Issue authorized
Date of issue      (in thousands of US$)         Term               Rate            by the CNV
---------------    ---------------------      ------------    ----------------  ---------------------
06.11.01                             889(*)   1,653 days        Libor plus 2%         04.22.98
07.19.02                          48,423(**)  1,840 days           7.875%             04.22.98
07.19.02                          28,774(**)  1,840 days       Libor 6 months         04.22.98
                                                                  plus 4%

(*) These amounts correspond to past due negotiable obligations, not tendered to the restructuring offer.

(**) Negotiable obligations which are current, issued as a result of the restructuring of New York Branch's debt, and which were not included in Banco de Galicia y Buenos Aires S.A's debt restructuring.

In accordance with the provisions of the Negotiable Obligations Law and Argentine Central Bank regulations, the net proceeds of the negotiable obligations detailed in items a.1) and a.2) were applied to the extension of credit to domestic companies for them to finance investments in physical assets in Argentina, working capital or the restructuring of liabilities, the extension of consumer loans and mortgage loans to finance housing construction, or investments in the share capital of domestic companies and other uses envisaged by current regulations.

a.3) The Ordinary Shareholders' Meeting held on September 30, 2003 approved the creation of a Global Program for the issuance and re-issuance of ordinary negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured, for a maximum face amount of US$ 2,000,000 thousand or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years counted as from the authorization of the Program by the CNV, which took place on December 29, 2003, pursuant to Resolution No. 14,708, or for any other longer term the CNV may authorize pursuant to regulations.

On April 23, 2004, through Resolution No. 14,773 the CNV authorized the issuance of ordinary senior and subordinated negotiable obligations, not convertible into shares, for a total face value of up to US$ 1,400,000 thousand or its equivalent in other currencies.

The net proceeds of the negotiable obligations issued under the Program was used to refinance foreign debt, in accordance with Section 36 of the Negotiable Obligations Law, Argentine Central Bank regulations, and other applicable regulations.

As of December 31, 2005, Banco de Galicia y Buenos Aires S.A., had the following negotiable obligations outstanding under this Program:

Ordinary negotiable obligations:

                    Residual face value                                       Issue authorized
Date of issue      (in thousands of US$)      Term            Rate              by the CNV
---------------    ---------------------    --------    ----------------    ---------------------
05.18.04                         464,802       (1)            (*)           12.29.03 and 04.27.04
05.18.04                         352,839       (2)      Libor plus 3.5%     12.29.03 and 04.27.04

(1) The principal of the Negotiable Obligations Due 2014 will be amortized semi-annually, beginning January 1, 2010, in installments equal to 11.11% of the original principal amount, until their due date, January 1, 2014, when the remaining 11.12% of the original principal is due.

(2) The principal of the Negotiable Obligations Due 2010 will be amortized semi-annually, beginning July 1, 2006, in installments equal to 12.5% of the original principal amount, until their due date, January 1, 2010, when the remaining 12.5% of the original principal will is due.

(*) Interest shall accrue as from January 1, 2004, at a 3% annual fixed rate, which increases by 1% each year until an annual rate of 7% is reached, which will apply from January 1, 2008 up to but not including January 1, 2014.

Subordinated negotiable obligations:

                    Residual face value                               Issue authorized
Date of issue      (in thousands of US$)      Term        Rate           by the CNV
---------------    ---------------------    --------    --------    ---------------------
05.18.04                     234,989 (*)       (1)       (2)        12.29.03 and 04.27.04

(*) Includes US$ 5,455 thousand, US$ 5,592 thousand and $ 5,731 thousand corresponding to capitalized payment-in-kind (by means of Negotiable Obligations Due 2019) interest due on July 1, 2004, January 1, 2005 and July 1, 2005, respectively. Furthermore, Grupo Financiero Galicia S.A. holds Subordinated Negotiable Obligations due 2019 for a face value of US$ 97,422 thousand, which include capitalized interest on the new Subordinated Negotiable Obligations.

(1) These obligations will be fully amortized upon maturity, on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all the negotiable obligations due in 2014 and 2010 have been fully repaid.

(2) Interest on the Negotiable Obligations Due 2019 shall be payable in cash and in additional Negotiable Obligations Due 2019, semi-annually in arrears, on January 1 and July 1 of each year, commencing on July 1, 2004. The Negotiable Obligations Due 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, from January 1, 2004 up to but not including January 1, 2014. Such

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(figures stated in thousands of pesos)

NOTE 12: (Continued)

interest rate increases to 11% per annum from 1 January 2014 up to but not including January 1, 2019, the maturity date of the Negotiable Obligations Due 2019, unless they are previously redeemed. Interest payable in kind will accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and will be payable on January 1, 2014 and January 1, 2019.

a.4) The Ordinary Shareholders' Meeting, held on April 28, 2005, approved the creation of a Global Program for the issuance and re-issuance of ordinary negotiable obligations, not convertible into shares, subordinated or not, adjustable or not, secured or unsecured, for a maximum face amount of $ 1,000,000, or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years counted as from the authorization of the Program by the CNV, or for any other longer term the CNV may authorize pursuant to regulations. Through a minute dated September 15, 2005, the Board of Directors resolved that the US dollar was the currency to determine the amount of the Program, at the Argentine Central Bank reference exchange rate as of September 14, 2005 (US$ 1 = $ 2.9193), which resulted in a rounded off total Program amount of US$ 342,500 thousand. Likewise, the Board of Directors established the remaining terms and conditions for the issuance and re-issuance of ordinary negotiable obligations under the Program, which was approved by the CNV through Resolution No. 15,228 dated November 4, 2005.

As of December 31, 2005, the total balance of negotiable obligations, including principal and interest, amounts to $ 3,533,115, net of expenses. This amount includes the negotiable obligations issued as a result of the debt restructuring.

As of December 31, 2004 the total balance of negotiable obligations, including principal and interest, net of discounts, was $ 3,541,232.

a) COMPANIES CONTROLLED BY BANCO DE GALICIA Y BUENOS AIRES S.A. - ISSUANCE OF NEGOTIABLE OBLIGATIONS

In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

a) Banco Galicia Uruguay S.A.

As of December 31, 2005

a.1) Negotiable obligations

                    Residual face value
Date of issue      (in thousands of US$)      Term        Rate
---------------    ---------------------    ---------   --------
12.24.02                          47,319     9 years           2%
08.31.03                           8,929     9 years           7%
08.31.03                             798     5 years           2%

As of December 31, 2004

a.1) Negotiable obligations

                    Residual face value
Date of issue      (in thousands of US$)      Term        Rate
---------------    ---------------------    ---------   --------
12.24.02                         157,273     9 years           2%
08.31.03                          13,854     9 years      4.8606%
08.31.03                          13,994     2 years           2%
08.31.03                           1,990     5 years           2%

a.2) Subordinated negotiable obligations

                    Residual face value
Date of issue      (in thousands of US$)      Term        Rate
---------------    ---------------------    ---------   --------
12.24.02                       43,000 (*)    9 years           1%

(*) As of December 31, 2004, Grupo Financiero Galicia S.A. held 100% of these Subordinated Negotiable Obligations (See Note 1 to these financial statements, section "Situation of Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (in provisional liquidation)).

b) Tarjetas Regionales S.A.

In order to finance their operations, the companies controlled by Tarjetas Regionales S.A. issued the following negotiable obligations as of December 31, 2005:

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(figures stated in thousands of pesos)

NOTE 12: (Continued)

Conditions              Tarjeta Naranja S.A.       Tarjeta Naranja S.A.
------------------      --------------------    --------------------------
Series No.                        II                        III
Currency of issue              Pesos                      Pesos
Placement date                05.17.05                   05.17.05
Due date                      03.13.06                   11.08.06
Term                          300 days                   540 days
Rate                           Fixed                     Variable
                         11% Nominal annual               Var. CER
                                                 (minimum 8% maximum 20%)
                                                         plus 1.75%
Face value                     41,433                     41,020
Residual value                 41,433                     41,020

Conditions              Tarjeta Naranja S.A.       Tarjeta Naranja S.A.
------------------      --------------------    --------------------------
Series No.                        IV                      Class I
Currency of issue             US Dollars                   Pesos
Placement date                 09.20.05                  12.14.05
Due date                       09.15.06                  12.14.07
Term                           360 days                  720 days
Rate                            Fixed                   Maximum 20%
                         6.5% Nominal annual            Minimum 8%
Face value                    25,947 (*)                  40,781
Residual value                27,034                      40,781

(*) Tarjeta Naranja S.A. issued and placed its Series IV negotiable obligations for a total amount of US$ 8,916 thousand.

Conditions              Tarjetas Cuyanas S.A.
------------------      ---------------------
Series No.                      XVI
Currency of issue              Pesos
Placement date               12.16.05
Due date                     12.11.06
Term                          360 days
Rate                        Maximum 20%
                             Minimum 8%
Face value                     21,532
Residual value                 21,532

On November 14, 2005, Tarjeta Naranja S.A. cancelled negotiable obligations series I.

On December 12, 2005, Tarjetas Cuyanas S.A. cancelled negotiable obligations series XV.

NOTE 13: MINIMUM CAPITALS

Grupo Financiero Galicia S.A. is not subject to the Minimum capital requirements established by the Argentine Central Bank.

In addition, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Corporations Law, which amount to Pesos 12.

Pursuant to Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting the risks related to assets and to the balances of bank premises and equipment and miscellaneous and intangible assets.

As called for by Argentine Central Bank regulations, as of December 31, 2005 and 2004, the Minimum capital requirements were as follows:

                                                        Payment of capital as a
                                                           % of the capital
Year      Capital required      Computable capital           requirement
-----    ------------------    --------------------    -------------------------
2005                881,546               1,885,211                       213.85
2004                613,339               1,746,553                       284.76

A non-material breach of regulations on concentration of credit risk was recorded, which resulted in a higher minimum capital requirement to cover credit risk.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(figures stated in thousands of pesos)

NOTE 13: (Continued)

Communique "A" 3911 and supplementary regulations state that, as from January 2006, the total exposure of financial institutions to the non-financial public sector may not exceed 40% of the total assets.

According to said Communique, Banco de Galicia y Buenos Aires S.A. has presented the appropriate adjustment plan.

NOTE 14: CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24,485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions
Law.

The National Executive Branch through Decree No. 1,127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through the secondary market), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it.

Also excluded are those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than the interest rate.

This system has been implemented through the creation of the Deposit Insurance Fund ("FGD"), which is managed by a company called Seguros de Depositos S.A. ("SEDESA").The shareholders of SEDESA are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

Effective January 1, 2005, this contribution was set in 0.015%, pursuant to Argentine Central Bank regulations.

As of December 31, 2005, the standard contribution to the Deposits Insurance System amounted to $ 302,769, $ 12,059 of which corresponded to the current fiscal year.

NOTE 15: RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

In the case of Banco de Galicia y Buenos Aires S.A., Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at the fiscal year end, plus (less) prior fiscal year adjustments, be allocated to the legal reserve.

This proportion applies regardless of the ratio of legal reserve to capital stock.

Through Resolution No. 81, dated February 08, 2002, the Argentine Central Bank prohibited Banco de Galicia y Buenos Aires S.A. from paying any cash dividends or making any distribution on or in respect of its capital stock, transferring profits abroad or paying fees or any bonuses or variable compensations tied to the Bank's profits or granting financial assistance to related parties for as long as financial assistance from the Argentine Central Bank is outstanding.

Also, the loan agreements entered into by Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit the Bank's ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of common stock, except for stock dividends or distributions. It was also established that such restriction will not apply to dividends paid to said Entity by a consolidated subsidiary.

Notwithstanding this, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if "(i) no Default or Event of Default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt ; and (iii) the Bank were to repay two US dollars (US$ 2) of Long-Term Debt principal for each US dollar (US$ 1) paid as dividends."

On the other hand, Argentine Central bank regulations provide that financial institutions receiving National Government bonds as compensation within the framework of Sections 28 and 29 of Decree No. 905/02, may record them at technical value; but while using this procedure, they may not distribute cash dividends, except for the amount of profits exceeding the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to the legal reserve and to the reserve established by the Bank's bylaws.

The Ordinary and Extraordinary Shareholders' Meeting of Banco de Galicia y Buenos Aires S.A. held on April 28, 2005 resolved that the negative balance in the "Retained earnings" account be absorbed by partially using the Legal Reserve. Section 70 of the Corporations Law establishes that a reserve should be established until 20% of the corporate stock is reached, and that, "when for any reason this reserve were to be reduced, profits may not be distributed until it is fully restored."

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 15: (Continued)

In addition, Argentine Central Bank regulations established that, for the purposes of determining distributable balances, the minimum presumed income tax assets shall be deducted from retained earnings, except when establishing the Legal Reserve.

The Board of Directors will propose to the Shareholders' Meeting to restore the Legal Reserve until it reaches 20% of the adjusted capital.

For Grupo Financiero Galicia S.A. and the other subsidiaries, see Note 12 to the Financial Statements.

NOTE 16: NATIONAL  SECURITIES  COMMISSION (CNV)

Resolution no.368/01

As of December 31, 2005, Banco de Galicia y Buenos Aires S.A's equity exceeds that required by Chapter XIX, items 4 and 5 of CNV Resolution No. 368/01 to act as an over-the-counter broker.

     Furthermore, in compliance with Section 32 of Chapter XI of that resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES", "FIMA RENTA EN PESOS", "FIMA RENTA EN DOLARES", "FIMA MIX PLUS", "FIMA MIX", "FIMA RENTA CORTO PLAZO", "FIMA MONEY MARKET EN PESOS LIQUIDADO", "FIMA MONEY MARKET EN DOLARES", "FIMA GLOBAL ASSETS", "FIMA RENTA LATINOAMERICANA", "FIMA PREMIUM" and "FIMA OBLIGACIONES NEGOCIABLES", Banco de Galicia y Buenos Aires S.A. holds a total of 479,905,814 units under custody for a market value of $ 296,698, which is included in the "Depositors of Securities held in Custody" account.

As of December 31, 2004, the securities held in custody by the Bank totaled 227,006,406 units and their market value amounted to $ 245,585.

NOTE 17: PRIOR FISCAL YEAR ADJUSTMENTS

On January 30, 2004, the Argentine Central Bank released Communique "A" 4084 establishing a change of criterion for the valuation of public-sector assets.

     The most significant changes included the treatment applicable to assets delivered as collateral for advances granted by the Argentine Central Bank for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No.905/02. At Banco de Galicia y Buenos Aires S.A.'s option, these assets could be excluded from the treatment established in Note 3 item b.4 to these consolidates financial statements, in which case, they were to be recorded at the value admitted for their use as collateral, under the terms of Section 15 of the above-mentioned Decree and Argentine Central Bank regulations.

The effect of this modification was recorded by Banco de Galicia y Buenos Aires S.A. under "Prior Fiscal Year Adjustments" in the amount of $ 30,893, as established by the Argentine Central Bank.

At the end of fiscal year 2003, in accordance with the regulations in force at that date, Banco de Galicia y Buenos Aires S.A. had recorded an asset for the difference arising from application of the Salary variation ratio ("CVS") instead of the CER index to certain financings, for $ 102,705.

In view of the lack of resolution on this issue, as of December 31, 2004, Banco de Galicia y Buenos Aires S.A. wrote said assets off against prior fiscal year results, for $ 76,791, in accordance with the criterion established by the Argentine Central Bank regulations, and against reserves previously established for such purpose, for the remaining amount.

NOTE 18: CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE (the "ISSB")

The 2% contribution on interests and fees received by Banks, established by
Section 17, paragraph f) of Law No. 19,322, was reduced to 1% as of July 1, 1996, and finally eliminated by Decrees No. 263/96 and 915/96 on
July 1, 1997. In addition, Decree No. 336/98 of the National Executive Branch, dated March 26, 1998, eliminated the ISSB and created a new institution called Bank Employees' Health Care System ("OSBA"), which is not deemed to be a successor of the ISSB.

In April 1998, OSBA filed a final action against the Bank, claiming to be the successor to the ISSB; in response to this, the Bank brought a counter claim calling for a stay before the Federal Court of First Instance on Social Security Matters No. 5, requesting that a resolution be issued stating that the contribution had been repealed and that OSBA was not a successor to the ISSB. The counter claim also requested a preliminary injunction (which was granted) to prevent OSBA from bringing legal action or conducting reviews on the basis of
Section 17, clause f) of Law No. 19,322 until a final judgment is issued. The preliminary injunction was successful. The lower and upper courts rendered a judgment stating that OSBA is not the successor to the ISSB and that, therefore, it is not entitled to claim or collect said contribution. This is a final judgment and has already been confirmed.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 18: (Continued)

In addition, OSBA has brought a declaratory judgment action in the federal administrative courts against all institutions in the financial system, claiming that the decrees that eliminated the contribution be declared null and unconstitutional. Considering the legal risks involved in this court action, the Bank has negotiated an agreement on the disputed matters, without recognizing rights, so long as OSBA agrees to abandon the abovementioned legal action and any other judicial and/or administrative action, whether filed or that may be filed in the future, in connection with this issue. This agreement has been approved by the Federal Court of First Instance on Administrative Litigation
No. 4 in the case identified above, which reduces the potential risk an unfavorable resolution would entail.

NOTE 19: REGULATIONS ON BANK CURRENT ACCOUNTS

On March 24, 2001, the Competitiveness Law No. 25,413 was enacted and promulgated. This law repeals the system of fines and penalties for current account holders and financial institutions established by Laws No. 24,452 and 24,760. In the case of the latter, the repealed provisions established a system of fines for financial institutions that had kept current accounts open when they should have closed them, or had opened current accounts to current account holders who had been disqualified, effective as of January 13, 1997.

Decree No. 347/99 imposed limits on the amount of the above-mentioned fines, and Banco de Galicia y Buenos Aires S.A. operated pursuant to such Decree, paying the appropriate fines within the applicable limits.

In view of the Argentine Central Bank demand for payment of the fines in accordance with section 62 of Schedule I of the Law Governing Checks, Banco de Galicia y Buenos Aires S.A. filed an action requesting protection of its constitutional rights, which has been ruled against the Bank by the Chamber, based on the fact that Decree No. 347/99 had been declared unconstitutional in the proceedings brought by the Ombudsman. In the latter proceedings, however, the Federal Chamber on Administrative Litigation decided that the action had become groundless because Law No. 25,413 had repealed the parts of Section 62 of
Schedule I of Law No. 24,452 which were related to fines and therefore the less severe criminal laws should be enforced. Given the fact that the Argentine Supreme Court of Justice has not accepted the extraordinary appeal against the abovementioned ruling of the court, the judgment has become final.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 20: SETTING UP OF FINANCIAL TRUSTS:

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustor:

   Conditions          Galtrust I            Galtrust II              Galtrust V                Galicia
----------------  --------------------   --------------------    ---------------------   ---------------------
Placement date          10.20.00               12.17.01                12.17.01                 05.06.02
Due date                10.10.15               12.10.10                01.10.16                 05.06.32
Trustee            First Trust of New    First Trust of New       First Trust of New        Bapro Mandatos y
                       York  N.A.             York N.A.                York N.A.              Negocios S.A.
Rate (*)              C.E.R. + 10%          C.E.R. + 9.75%          C.E.R. + 9.75%            C.E.R. + 4%
                         T.N.A.              T.N.A. fixed            T.N.A. fixed
Trust assets      Loans to  provincial      Mortgage loans          Mortgage loans           Secured loans
                      governments
Total portfolio       US$ 490,224             US$ 61,191              US$ 57,573               $ 108,000
 transferred           thousand                thousand                thousand
Subscribed debt       Participation         Participation        Debt securities for a       Participation
 securities        certificates for a      certificates for         face value of          certificates for a
                     face value of         a face value of              $11,000              face value of
                         $200,000               $16,191          Debt securities for a            $27,000
                                                                    face value of
                                                                    $ 31,000, held by
                                                                     Banco Galicia
                                                                      Uruguay S.A.
                                                                     Participation
                                                                  certificates for a
                                                                   face value of $
                                                                        15,573
Balance as of
 12.31.05                    $ 536,509                $ 7,531                  $ 17,047               $ 50,758
Balance as of
 12.31.04                    $ 665,101                $ 8,476                  $ 19,234               $ 44,294

(*) Applicable to debt securities and Participation certificates only.

                    Galicia Personal      Galicia Commercial       Real Estate Loans        Real Estate Loans
   Conditions            loans                 Mortgages               Galicia I                Galicia II
----------------  --------------------   --------------------    ---------------------    --------------------
Placement date          12.20.04                02.22.05                08.17.05                10.12.05
Due date                11.10.08                07.12.13                03.15.15                12.15.25
Trustee            Deustche Bank S.A.     Deustche Bank S.A        Deustche Bank S.A       Deustche Bank S.A
                    Class "A" debt         C.E.R. +0.05%          Minimum 8% T.N.A.       Minimum 8% T.N.A.
                     securities, 8%             T.N.A.             and maximum 18%          and maximum 18%
Rate (*)                 T.N.A.                                         T.N.A.                   T.N.A.
                    Class "B" debt
                    securities, 12%
                         T.N.A.
Trust assets         Personal loans           Commercial             Mortgage loans          Mortgage loans
                                            mortgage loans
Total portfolio
 transferred                  $ 41,529               $ 29,059                  $ 91,000              $ 150,000
Subscribed debt      Class "B" debt         Participation            Participation           Participation
 securities         securities for a      certificate for a        certificate for a       certificate for a
                     face value of          face value of            face value of           face value of
                        $ 2,927               $ 4,940                   $ 18,200                $ 40,999
                     Participation
                   certificate for a
                     face value of
                        $ 3,115
Balance as of                  $ 9,793                $ 5,946                  $ 17,632               $ 39,860
 12.31.05
Balance as of
 12.31.04                            -                      -                         -                      -

(*) Applicable to debt securities and Participation certificates only.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 20:(Continued)

b) Financial trusts received as loan repayment:

          Conditions                        Tarjeta Naranja IV                             Hydro I
------------------------------     -----------------------------------     -------------------------------------
Placement date                                  01.28.04                               10.12.05
Due date                                  Maximum of 78 months                         09.05.17
Trustor                                   Tarjeta Naranja S.A.                   Consorcio de Empresas
                                                                            Mendocinas para Potrerillos S.A.
Trustee                             Administraciones Fiduciarias S.A.      Banco de Galicia y Buenos Aires S.A.
Trust assets                       Tarjera Naranja III Financial Trust       Loans for power supply, loans for
                                             debt Security                  subsidies, royalties and  interests
Rate (*)                                 T.E.C. + 2% annual (**)               7% T.N.A. until 09.05.06 and
                                                                            thereafter, variable T.N.A. equal to
                                                                                      T.E.C. + 5% (**)
Subscribed debt securities         Class "A" participation securities      Class "B" debt securities a face
                                      for a face value of $ 100,000              value of $ 25,523
                                   Class "B" participation securities
                                      for a face value of $ 67,000
Balance as of 12.31.05                                        $ 91,104                                  $ 25,655
Balance as of 12.31.04                                       $ 137,805                                         -

(*) Only applicable to debt securities and participation securities. (**) T.E.C. stands for adjusted survey rate.
c) Financial trusts acquired as investments:

         Conditions                          Italcred I                      Bouchard Plaza building
----------------------------         ----------------------------       ----------------------------------
Placement date                                 08.26.05                           12.20.05
Due date                                       08.26.06                           06.29.08
Trustor                                      Italcred S.A.                  Ludwing Investments S.A.
Trustee                               Nacion Fideicomisos S.A.              Nacion Fideicomisos S.A.
Trust assets                                   Cash flow                       Loans transferred
Rate (*)                                       9% annual                 Private bank T.E.C. 6.25% T.N.A
                                                                                        (**)
Subscribed debt securities           Senior debt securities for a       Additional debt securities $10,500
                                       face value of $ 668,000
Conditions                                   Italcred I                      Bouchard Plaza building
Balance as of 12.31.05                                      $ 450                                 $ 10,546
Balance as of 12.31.04                                          -                                        -

(*) Applicable to debt securities and Participation certificates only. (**) T.E.C. stands for adjusted survey rate.

d) A trust called "BG Financial Trust" was created in December, 2005. Banco de Galicia y Buenos Aires S.A. transferred to the fiduciary ("Equity Trust Company (Argentina) S.A. $ 264,426 of loans classified in category "3" or in a lower category for an amount net of allowances, of $ 91,290; Banco de Galicia y Buenos Aires S.A. received in exchange cash for an equal amount. The debt securities issued by the trust were fully subscribed by third parties.

Banco de Galicia y Buenos Aires S.A. has been appointed Trustee and Collections Manager of the Trust, thus assuming a special management commitment that will enable the Bank to receive a compensation incentive upon the occurrence of the following: (i) no later than December 31, 2009, the net cash flow effectively collected equals or exceeds the price paid for the transferred portfolio; and
(ii) no later than December 31, 2012, an IRR equal or higher than 18% is reached. In the event the two objectives of the special management commitment fail to be met, a penalty equal to the difference shall be paid to the fiduciary.

e) Trusts with Tarjeta Naranja S.A. as trustor:

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 20:(Continued)

                                                                                                   Tarjeta Naranja
     Trust Fund        Tarjeta Naranja I (*)      Tarjeta Naranja II     Tarjeta Naranja III        Naranja Trust I
--------------------   ---------------------     --------------------   --------------------   -----------------------
Placement date              08.26.04                   11.03.04              03.18.05                11.17.05
Due date                    08.01.05                   04.22.06              01.25.06                02.20.08
Interest rate              D.C.: "A" 8%            D.C.: "A" Var. CER       D.C.: "A" 7%        D.C.: "A" Var. C.E.R.
                                                        plus 3%                                    + 1.18% or T.E. +
                                                                                                   2% With a maximum
                                                                                                      of 18% and a
                                                                                                      minimum of 9%
                           D.C.: "B": 11%          D.C.: "B": Var. CER       D.C.: "B": 9%         D.C.: "B": Var.
                                                        plus 5%                                    C.E.R. +2.4% or
                                                                                                   T.E. +3% With a
                                                                                                  maximum of 20% and
                                                                                                   a minimum of 11%
Placement                             40,000                   50,009                 64,001                    94,500
"A"  Debt Securities                  32,000                   40,000                 54,401                    80,000
"B"  Debt Securities                   4,000                    5,000                  6,400                     7,000
Participation
Certificates                           4,000                    5,009                  3,200                     7,500

(*) On September 14, 2005, Tarjeta Naranja S.A., as beneficiary of the Participation certificates, requested Banco Patagonia S.A., as trustee of the Tarjeta Naranja I Trust, that the trust be early and finally terminated on September 30, 2005; also, Banco Patagonia S.A. was instructed to redeem the Participation Certificates through the reimbursement of the remaining trust credits at their residual value, net of allowances for uncollectibility risk and therefore, to initiate the Financial Trust's early liquidation.

As of December 31, 2005, Tarjeta Naranja S.A's holdings of class "B" Debt Certificates amounted to $ 5,178 and its holding of Participation Certificates amounted to $ 18,493 ; as of December 31, 2004 its holdings amounted to $ 339 and $ 9,668, respectively.

f) Trusts with Tarjeta Cuyanas S.A. as trustor:

                                                                                                   Tarjeta Nevada
     Trust Fund         Tarjeta Nevada I (*)     Tarjeta Nevada  II      Tarjeta Nevada  III           Trust I
--------------------   ---------------------    ---------------------   --------------------   -----------------------
Placement date               07.21.04                12.06.04                06.03.05              12.05.05
Due date                     09.30.05                11.22.06                07.25.07              03.31.08
Interest rate              D.C.: "A" 7%         D.C.: "A" CER plus        CER plus margin       "A" DS 10.95%
                                                 3% (min. 8% and         (min. 10% and max.     "B" DS 13.50%
                                                 max. 15% T.N.A.)              20%)
                                                D.C.: "B": CER plus                             "B": 10% plus 5%
                                                 5% (min. 10% and
                                                  max. 20% T.N.A.)
Placement                             15,000                   16,000                 25,000                    26,784
"A" Debt Securities                   12,000                   12,000                 19,000                    21,427
"B" Debt Securities                    1,500                    2,400                      -                     2,678
Participation
Certificates                           1,500                    1,600                  6,000                     2,679

(*) As of December 31, 2005, all Participation Certificates had been fully settled and the Trust has started to be terminated, but this process has not ended yet.

As of December 31, 2005, Tarjetas Cuyanas S.A.'s holdings of class "B" Debt Certificates amounted to $ 2,084 and Participation Certificates amounted to $9,182; as of December 31, 2004 its holdings amounted to $ 547 and $ 3,595, respectively.

g) Trusts with Tarjeta del Mar S.A. as trustor:

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 20:(Continued)

         Trust Fund                 Tarjeta del Mar- Series I
----------------------------        -------------------------
Placement date                              12.20.05
Due date                                    01.10.07
Interest rate                             "A" DS 13.00%
                                          "B" DS 14.00%
                                          "C" DS 15.00%
                                          "D" DS 15.95%
Total portfolio transferred                             3,800
"A"  Debt Securities                                      750
"B"  Debt Securities                                      750
"C"  Debt Securities                                      750
"D"  Debt Securities                                      750
Participation Certificates                                800

As of December 31, 2005, Tarjetas del Mar S.A.'s holdings of class "D" Debt Certificates amounted to $ 24 and its holdings of Participation Certificates to $ 800.

NOTE 21: GALICIA 2004 AND GALICIA 2005 TRUSTS

In November 1999, a "Framework Trust Agreement" was entered into by and between Banco de Galicia y Buenos Aires S.A. as trustor and First Trust of New York, as trustee, for the implementation of an incentive program in favor of certain executives of said Bank, to be determined from time to time by the Board of Directors. For such purpose, the "Galicia 2004 Trust" was created, and the amount of US$ 4,000 thousand was transferred to the trustee, which was used to purchase shares and ADSs of the Company. On June 15, 2003, the Galicia 2004 Trust was early terminated, and the shares and ADSs were delivered to the designated beneficiaries.

The ADS balance of 157,669.40 of the Galicia 2004 Trust that was not granted to the beneficiaries formed the Galicia 2005 Trust, which expires on May 31, 2006.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 22: CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current fiscal year is shown below:

                                                                     12.31.2005      12.31.2004
                                                                    ------------    ------------
ASSETS
LOANS                                                                 10,555,176       8,438,177
                                                                    ------------    ------------
-To the non-financial public sector                                    5,235,869       4,558,873
-To the financial sector                                                 128,203         150,530
-To the Non-financial private sector and residents abroad              5,619,015       4,361,393
  -Overdrafts                                                            222,779         199,668
  -Promissory notes                                                    1,836,887       1,099,243
  -Mortgage loans                                                        503,397         623,944
  -Pledge loans                                                          121,095          92,889
  -Consumer loans                                                        258,015          58,161
  -Credit card loans                                                   1,732,114       1,105,386
  -Other                                                                 812,587         772,996
  -Accrued interest, adjustments and quotation differences
    receivable                                                           146,839         414,400
  -(Documented interest)                                                 (14,684)         (5,286)
  -(Unallocated collections)                                                 (14)             (8)
-Allowances                                                             (427,911)       (632,619)
                                                                    ------------    ------------
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                   6,162,381       6,697,688
                                                                    ------------    ------------
-Argentine Central Bank                                                  108,819          78,463
-Amounts receivable for spot and forward sales to be settled             264,170          56,209
-Securities  receivable  under spot and forward  purchases  to be
  settled                                                                270,476         313,462
-Negotiable obligations without quotation                                 41,403          20,384
-Balances from forward transactions without delivery of
  underlying asset to be settled                                             709               -
-Other  receivables not included in the debtor classification
  regulations                                                          5,211,275       5,973,345
-Other receivables included in the debtor classification
  regulations                                                            177,439         188,807
-Accrued interest receivable not included in the debtor
  classification regulations                                             122,397          92,302
-Accrued interest receivable included in  the debtor
  classification regulations                                                 935           2,427
-Allowances                                                              (35,242)        (27,711)
                                                                    ============    ============
LIABILITIES
DEPOSITS                                                               8,421,660       6,756,913
                                                                    ------------    ------------
-Non-financial public sector                                              90,341         131,932
-Financial sector                                                          6,201          17,157
-Non-financial private sector and residents abroad                     8,325,118       6,607,824
  -Current Accounts                                                    1,639,766       1,192,474
  -Savings Accounts                                                    2,211,436       1,638,694
  -Time Deposits                                                       4,186,018       3,415,788
  -Investment accounts                                                       158             383
  -Other                                                                 192,584         280,220
  -Accrued interest, adjustments and quotation differences
    payable                                                               95,156          80,265

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 22: (Continued)

                                                                     12.31.2005      12.31.2004
                                                                    ------------    ------------
LIABILITIES (Continued)
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                  14,413,713      14,056,567
                                                                    ------------    ------------
-Argentine Central Bank                                                8,611,909       8,059,550
  -Financial assistance Decrees No. 739/03 and 1,262/03                4,981,287       5,321,697
  -Other                                                               3,630,622       2,737,853
-Banks and international entities                                        762,055         772,393
-Unsubordinated negotiable obligations                                 3,052,434       3,348,652
-Amounts payable for spot and forward purchases to be settled            222,729         229,537
-Securities  to be delivered  under spot and forward  sales to be
  settled                                                                266,071          56,155
-Loans from domestic financial institutions                              220,422         191,195
-Balances from forward transactions without delivery of
  underlying asset to be settled                                             418               -
-Other                                                                 1,152,433         909,926
-Accrued interest, adjustments and quotation differences payable         125,242         489,159
                                                                    ------------    ------------
SUBORDINATED NEGOTIABLE OBLIGATIONS                                      431,024         380,077
                                                                    ============    ============

NOTE 23: SITUATION OF CERTAIN COMPANIES CONSOLIDATED WITH BANCO DE GALICIA Y BUENOS AIRES S.A.

Merger between Tarjetas del Mar S.A. and Tarjeta Naranja S.A.:
The Board of Directors of Tarjeta Naranja S.A. and Tarjetas del Mar S.A. approved the carrying out of all necessary steps to formalize the merger of Tarjetas del Mar S.A. (merged company) into Tarjeta Naranja S.A. (the merging company) within the framework of a corporate reorganization pursuant to Section 77 of the Income Tax Law and Section 109 of its regulatory decree. The reasons for this process are the advantages that can be obtained from the joint actions and the unification of both companies' activities, which would improve the services provided and reduce operating costs.

Tax issues

At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP) and the Revenue Board of the Province of Cordoba are in the process of conducting an audit. Such agencies have served notices and made claims regarding tax statements of subsidiaries of Tarjetas Regionales S.A.. The claim amount approximately to $ 20,582.

Based on the opinions of their tax advisors, the directors of such subsidiaries believe that the claims are both legally and technically groundless and that the taxes related to the claims have been correctly calculated in accordance with tax regulation and existing case law.

NOTE 24: SUBSEQUENT EVENTS

a) On January 19, 2006, the Board of Directors of CNV authorized the creation of the "Galicia Personales Serie II" Financial trust, as part of the Centennial Global Securitization Program, for the issuance of debt securities or participation certificates of a face value of up to US$ 250,000 thousand with the involvement of Banco de Galicia y Buenos Aires S.A. as trustor, organizer, underwriter and manager and of Deutsche Bank S.A. as financial trustee.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 24: (Continued)

Banco de Galicia y Buenos Aires S.A. would transfer a portfolio of personal loans for a total amount of up to $ 100,000.

b) After the end of this fiscal year, the Bank advanced $ 620,000 to be applied to the partial repayment of the principal of, and the full repayment of the CER adjustment on, the financial assistance granted by the Argentine Central Bank.

NOTE 25: SEGMENT REPORTING

Below, a detail of the accounting information as of December 31, 2005, by related business segment:

Primary segment: Business.

                                   Financial brokerage        Services          Total
                                 ----------------------   ----------------   -----------
Income                                        2,398,632            645,736     3,044,368
Expenses                                      1,845,929            121,971     1,967,900
                                 ----------------------   ----------------   -----------
Result as of 12.31.05                           552,703            523,765     1,076,468
                                 ----------------------   ----------------   -----------
Result as of 12.31.04                           224,141            436,293       660,434

Secondary segment: Geographic.

                                      City of Buenos
                                    Aires and Greater
                                       Buenos Aires        Rest of country      Total
                                 ----------------------   ----------------   -----------
Financial brokerage
Income                                        2,040,590            358,042     2,398,632
Expenses                                      1,570,389            275,540     1,845,929
                                 ----------------------   ----------------   -----------
Result as of 12.31.05                           470,201             82,502       552,703
                                 ----------------------   ----------------   -----------
Result as of 12.31.04                           201,331             22,810       224,141

Services
Income                                          549,347             96,389       645,736
Expenses                                        103,764             18,207       121,971
                                 ----------------------   ----------------   -----------
Result as of 12.31.05                           445,583             78,182       523,765
                                 ----------------------   ----------------   -----------
Result as of 12.31.04                           391,894             44,399       436,293

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

                                                                    Total as of     Total as of
                                                                      12.31.05        12.31.04
                                                                    ------------    ------------
Assets
Government and corporate securities                                    5,971,756       5,534,097
Loans                                                                 10,555,176       8,438,177
Other receivables resulting from financial brokerage                   6,162,381       6,697,688
Assets under financial leases                                            191,176         100,950

Liabilities
Deposits                                                               8,421,660       6,756,913
Other liabilities resulting from financial brokerage                  14,413,713      14,056,567
Subordinated negotiable obligations                                      431,024         380,077

GRUPO FINANCIERO GALICIA S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

BALANCE SHEET AS OF DECEMBER 31, 2005 AND 2004.
(figures stated in thousands of pesos)
(Note 2)

                                                                      12.31.05       12.31.04
                                                                    ------------   ------------
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 3 and 11 and Schedule G)                      650            540
Investments (Notes 9 and 11 and Schedules C, D and G)                      5,806         37,442
Other receivables (Notes 4 and 9)                                            566             89
                                                                    ------------   ------------
Total Current Assets                                                       7,022         38,071
                                                                    ------------   ------------
NON-CURRENT ASSETS
Other receivables (Notes 4, 9, 11 and 13 and Schedule G)                  28,643          4,780
Investments (Notes 9, 10 and 11 and Schedules C, D and G)              1,599,037      1,529,348
Bank premises and equipment (Schedule A)                                   3,085          3,283
Intangible Assets (Schedules B and E)                                        684          3,745
                                                                    ------------   ------------
Total Non-Current Assets                                               1,631,449      1,541,156
                                                                    ------------   ------------
Total Assets                                                           1,638,471      1,579,227
                                                                    ============   ============
LIABILITIES
CURRENT LIABILITIES
Salaries and social security contributions (Notes 5 and 9)                   688            159
Tax liabilities (Notes 6 and 9)                                            9,654         31,989
Other liabilities (Notes 7, 9 and 11 and Schedule G)                       1,347          1,117
                                                                    ------------   ------------
Total Current Liabilities                                                 11,689         33,265
                                                                    ------------   ------------
NON-CURRENT LIABILITIES
Tax liabilities (Notes 6, 9 and 13)                                            -         26,421
Other liabilities (Notes 7 and 9)                                              6              3
                                                                    ------------   ------------
Total Non-Current Liabilities                                                  6         26,424
                                                                    ------------   ------------
Total Liabilities                                                         11,695         59,689
                                                                    ------------   ------------
SHAREHOLDERS' EQUITY (Per related statement)                           1,626,776      1,519,538
                                                                    ------------   ------------
Total liabilities and shareholders' equity                             1,638,471      1,579,227
                                                                    ============   ============

The accompanying Notes 1 to 17 and Schedules A, B, C, D, E, G and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

INCOME STATEMENT

For the fiscal year ended December 31, 2005, presented in comparative format with the previous fiscal year.
(figures stated in thousands of pesos)
(Note 2)

                                                                 12.31.05       12.31.04
                                                               -----------    -----------
Administrative expenses (Note 11 and Schedule H)                   (16,805)       (17,532)
Net income/(loss) on investments in related entities               215,531        (94,202)
Financial income and by holding - Income (Note 11)                   9,961         13,229
  - Generated by assets                                             10,290         13,224
    Interest
      On time deposits (*)                                             121            156
      On special current account deposits (*)                            8              1
      On negotiable obligations (*)                                  2,542          3,347
      On financial trusts                                               21              -
      Other                                                             72            144
    CER
      On time deposits (*)                                               6              9
    Result of valuation on negotiable obligations                    1,767          1,593
    Gain on sale of negotiable obligations                           5,173          1,808
    Result on government securities                                     99           (303)
    Result on corporate securities                                     139            (80)
    Mutual fund yield                                                   68              6
    Foreign exchange loss                                              274          6,543
  - Generated by liabilities                                          (329)             5
    Interest                                                          (334)             -
    Foreign exchange loss                                                5              5
Other income and expenses - (Loss)/Income (Note 2.g.2)            (133,832)         1,522
                                                               -----------    -----------
Income/(loss) before income tax                                     74,855        (96,983)
                                                               -----------    -----------
Income tax (Note 13)                                                32,383        (12,888)
                                                               -----------    -----------
Income/(loss) for the fiscal year                                107,238       (109,871)
                                                               ===========    ===========

(*) Balances net of eliminations corresponding to intercompany transactions, pursuant to Section 33 of Law No. 19550. See Note 11 The accompanying Notes 1 to 17 and Schedules A, B, C, D, E, G and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

Shareholders' Equity

STATEMENT OF CHANGES IN

For the fiscal year ended December 31, 2005, presented in comparative format with the previous fiscal year.
(figures stated in thousands of pesos)
(Note 2)

                                                         Shareholders' contributions (Note 8)
                                       ------------------------------------------------------------------------
                                                                         Non-capit.contrib.
                                                                    ----------------------------
                                         Capital      Principal      Issuance       Irrevocable
Item                                      Stock       Adjustment     premiums      contributions      Total
------------------------------------   -----------   -----------    -----------    -------------   ------------
Balances at beginning of fiscal year     1,241,407     1,314,673        235,652                -      2,791,732
Prior fiscal year adjustments
 (Note 16)                                       -             -              -                -              -
                                       -----------   -----------    -----------    -------------   ------------
Modified and adjusted  balances at
 beginning of fiscal year                1,241,407     1,314,673        235,652                -      2,791,732
Capital Increase (Note 15)                       -             -              -                -              -
Absorption of accumulated losses
 approved by the shareholders'
 meeting held on April 28, 2005                  -    (1,036,542)      (235,652)               -     (1,272,194)
Income/(loss) for the fiscal year                -             -              -                -              -
                                       -----------   -----------    -----------    -------------   ------------
Totals                                   1,241,407       278,131              -                -      1,519,538
                                       ===========   ===========    ===========    =============   ============
                                                       Retained Earnings (Note 12)
                                       ------------------------------------------------------------
                                           Profits allocated to reserves                                  Total           Total
                                       -----------------------------------                            shareholder's   shareholder's
                                         Legal     Discretionary   Other                 Retained      equity as of     equity as
Item                                    reserve       reserve     reserves    Total      earnings        12.31.05      of 12.31.04
------------------------------------   ---------   -------------  --------  --------   ------------   -------------   -------------
Balances at beginning of fiscal year      29,493               -         -    29,493     (1,301,687)      1,519,538       1,462,337
Prior fiscal year adjustments
 (Note 16)                                     -               -         -         -              -               -         (42,954)
                                       ---------   -------------  --------  --------   ------------   -------------   -------------
Modified and adjusted  balances at
 beginning of fiscal year                 29,493               -         -    29,493     (1,301,687)      1,519,538       1,419,383
Capital Increase (Note 15)                     -               -         -         -              -               -         210,026
Absorption of accumulated losses
 approved by the shareholders'
 meeting held on April 28, 2005          (29,493)              -         -   (29,493)     1,301,687               -               -
Income/(loss) for the fiscal year              -               -         -         -        107,238         107,238        (109,871)
                                       ---------   -------------  --------  --------   ------------   -------------   -------------
Totals                                         -               -         -         -        107,238       1,626,776       1,519,538
                                       =========   =============  ========  ========   ============   =============   =============

The accompanying Notes 1 to 17 and Schedules A, B, C, D, E, G and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

STATEMENT OF CASH FLOWS

For the fiscal year ended December 31, 2005, presented in comparative format with the previous fiscal year.
(figures stated in thousands of pesos)
(Note 2)

                                                            12.31.05      12.31.04
                                                           ----------    ----------
CHANGES IN CASH
Cash at beginning of fiscal year                                  540         1,164
Cash at end of fiscal year                                        650           540
                                                           ----------    ----------
Net cash increase (decrease) for the fiscal year                  110          (624)
                                                           ==========    ==========
REASONS FOR CHANGES IN CASH
OPERATING ACTIVITIES
Collections for sales of goods and services                       161            32
Payments to suppliers of goods and services                   (18,628)       (3,884)
Personnel salaries and social security contributions           (1,154)         (975)
Income tax payments and prepayments                           (43,737)            -
Other taxes payments                                           (4,709)       (4,488)
                                                           ----------    ----------
Net cash flow used in operating activities                    (68,067)       (9,315)
                                                           ----------    ----------
INVESTMENT ACTIVITIES
Payments for fixed assets purchases                               (17)          (65)
Contributions to controlled companies                          (1,892)         (683)
Financing granted                                                (635)       (2,223)
Investment collections                                         46,825         1,030
Dividends collections                                             350           438
Interests collections                                          23,732        10,301
Payments for purchases of controlled companies' shares           (186)         (107)
                                                           ----------    ----------
Net cash flow generated by investment activities               68,177         8,691
                                                           ----------    ----------
Net cash increase (decrease) for the fiscal year                  110          (624)
                                                           ==========    ==========

The accompanying Notes 1 to 17 and Schedules A, B, C, D, E, G and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2005 and 2004.
(figures stated in thousands of pesos)

NOTE 1: PERFORMANCE OF GRUPO FINANCIERO GALICIA S.A.

Accompanying the favorable trend in the Argentine economy, Banco de Galicia y Buenos Aires S.A., main subsidiary of Grupo Financiero Galicia S.A., has shown a continuous increase in its activity level, as well as a significant improvement of its financial condition, which has enabled it to recover from the crisis that affected the financial system at the end of 2001.

As part of the recovery of the situation of Banco de Galicia y Buenos Aires S.A., the following matters are worth mentioning, which did put at risk the Bank's business activities and which were mainly generated by measures adopted by the National Government in order to confront the crisis unleashed in late 2001, and which were resolved by Banco de Galicia y Buenos Aires S.A. in 2004 and 2005:

Banco de Galicia y Buenos Aires S.A's foreign debt restructuring

During the previous fiscal year, Banco de Galicia y Buenos Aires S.A. concluded the process of restructuring its foreign debt.

In addition to the refinancing of the liabilities of its New York Branch (which was closed in January 2003) and of the liabilities of its subsidiaries Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (in provisional liquidation) in December 2002 and July 2003, respectively, in May 2004, the Bank achieved the restructuring of the foreign debt of the Head Office and of the Cayman Branch, for a principal amount of US$ 1,320.9 million, representing 98.2% of the total principal amount of debt subject to the restructuring process.

The agreements reached resulted in the issuance of medium and longterm debt instruments, which are described in Note 12, item a 3) to the consolidated financial statements.

The completion of the aforementioned process enabled the Bank to modify its foreign debt's repayment terms and expected cost and made Banco de Galicia y Buenos Aires S.A's future development more predictable, in addition to allowing for an increase in its regulatory capital, mainly through the issuance of subordinated debt.

The agreements signed as part of the Bank's foreign debt restructuring include restrictions to the distribution of profits (see Note 15 to the consolidated financial statements) and the ability to make certain types of investments, the use of the proceeds from the sale of certain assets or from the issuance of debt or equity, and the participation in certain transactions with subsidiaries or in nonfinancial activities, in addition to requiring compliance with certain financial ratios.

Pursuant to current regulations, fulfillment of the commitments undertaken is subject to the prior approval of the Argentine Central Bank.

Treatment of extraordinary financial assistance to financial institutions by the Argentine Central Bank

Due to the financial system crisis unleashed at the end of 2001 and in order to counterbalance the decrease in deposits, Banco de Galicia y Buenos Aires S.A. obtained financial assistance from the Argentine Central Bank, as of December 31, 2005 and December 31, 2004, which amounted to $ 4,981,287 and $ 5,321,697 respectively and, including adjustments and interests for $ 487,309 and $ 385,212, total $ 5,468,596 and $ 5,706,909, respectively, as of the abovementioned dates.

In February 2004, said Entity adhered to the regime for the repayment of debt established by Decrees No. 739/03 and No. 1,262/03, as well as to the amortization schedule proposed, the term of which is 92 months, on the basis of the minimum amortization period set up by the regulations and of the cash flows of the assets eligible as collateral for such debt.

The Argentine Central Bank approved a mechanism by which financial institutions can apply funds in advance to the repayment of principal amortization installments on rediscounts received, in accordance with the original amortization schedule.

As of December 31, 2005, the funds advanced in connection with this mechanism, including principal, adjustments and interest, amounted to $ 153,659.

In addition, there are other issues which, at the date of these financial statements, are pending final resolution on certain aspects. However, significant progress has been made for the benefit of Banco de Galicia y Buenos Aires S.A. on certain of these issues, and some of them are expected to be resolved in the short term. Below is a description of the most significant ones:

Compensation to financial institutions

Section 7 of Decree No. 214/02, establishes the issuance of a bond payable by the National Treasury to compensate the imbalance created in the financial system caused by the devaluation of the peso and the asymmetric Pesification of assets and liabilities.

In June 2002, Sections 28 and 29 of Decree No. 905/02 established the methodology for calculating the amount of the compensation to be received by financial institutions, granting the bonds mentioned below, so as to compensate them for:

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 1: (Continued)

a) the losses caused by the mandatory conversion into pesos of a significant portion of their liabilities at the $ 1.4 per US$ 1.0 exchange rate, greater than the $ 1.0 per US$ 1.0 exchange rate established for the conversion into pesos of a significant portion of its dollardenominated assets. This would be accomplished through the delivery of a compensatory bond, for which the issuance of PesoDenominated Bonds Maturing in 2007 ("Boden 2007") was established;

b) the mismatch of their foreign currency positions that followed the compulsory Pesification of certain portions of their assets and liabilities. This would be achieved through the conversion of the compensatory bond originally pesodenominated into a dollardenominated bond and, if necessary, through the purchase by financial institutions of a dollardenominated Hedge Bond. For this, the issuance of "National Government Bonds in US Dollars Libor Due 2012" ("Boden 2012") was established.

Banco de Galicia y Buenos Aires S.A. originally calculated that it was entitled to a total compensation amount of US$ 2,254,027 thousand of face value of Boden 2012.

Subsequently, and within the process of determination of the compensation amount, the Argentine Central Bank made certain observations to certain criteria and to the computation of certain items that would modify the final amount of such compensation.

Banco de Galicia y Buenos Aires S.A. accepted and recognized some of the adjustments indicated by the Argentine Central Bank, while it examined and discussed the remaining observations. Nevertheless, the Bank established provisions for other contingencies for the full amount that remained under discussion. Finally, in March 2005, after a thorough analysis of the adjustments still required by the Argentine Central Bank and of the implications of maintaining the final amount of the compensation to be received undetermined as well as of when it would be granted, it was decided to reach a final agreement on the pending items. Accordingly, the final amount of the compensation to be granted to the Entity, including the Hedge Bond, is US$ 2,178,030 thousand of face value of BODEN 2012. The difference arising from the adjustments claimed by the Argentine Central Bank and accepted by Banco de Galicia y Buenos Aires S.A. was offset against the provisions previously set up and mentioned above.

As of December 31, 2005, Banco de Galicia y Buenos Aires S.A. had been received the total amount of compensatory bonds. The position in said bonds, net of those used to pay debts and of those transferred to Banco Galicia Uruguay S.A., has been recorded under the item "Government Securities In foreign currency Holdings in Investment Accounts", for $ 650,924, and under the item "Other Receivables Resulting from Financial Brokerage In foreign currency Forward Purchases of Securities under Repo Transactions", for $ 337,027.

The amount of the compensation pending receipt, in connection with the Hedge Bond, has been recorded under "Other Receivables Resulting from Financial Brokerage In foreign currency Compensation to be Received from the National Government", for $ 4,154,989.

The advance to be requested to the Argentine Central Bank for the subscription of the Hedge Bond has been recorded under "Other Liabilities resulting from Financial Brokerage In pesos Advances for the Acquisition of National Government Bonds in US Dollars Libor Due 2012" for $ 1,780,453 which, including the adjustments from the application of the Reference Stabilization Index ("CER") and accrued interest for $ 1,516,196, totals $ 3,296,649. The conditions for financing the subscription of the "Hedge Bond" have been specified in Section 29, subsection g) of Decree No. 905/02, which set forth, among other conditions, the delivery by financial institutions of assets as collateral, for at least 100.0% of the amount of the advance received.

After the end of the fiscal year, the formal request of the advance for the partial subscription of the Hedge Bond was made to the Argentine Central Bank, for $ 1,616,938, equivalent to US$ 1,154,955 thousand of face value of Boden 2012.

Situation of Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (in provisional liquidation)

The financial crisis unleashed in late 2001 also affected the companies controlled by Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. y Banco de Galicia (Cayman) Limited (in provisional liquidation).

In December 2002, Banco Galicia Uruguay S.A restructured its deposits with a high degree of participation of its depositors and subsequently implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities.

A new offer to exchange restructured deposits for cash and BODEN 2012 concluded in May 2005. Expressions of interest for approximately US$ 243,000 thousand were received.

Within this process, the Argentine Central Bank authorized the transfer of BODEN 2012 to Banco Galicia Uruguay S.A. for a face value of US$ 195,979 thousand, which were applied to the settlement of the expressions of interest to participate in the exchange that had been received.

Furthermore, in order to strengthen the financial condition of its subsidiaries, Grupo Financiero Galicia S.A. forgave the US$ 43,000 thousand subordinated negotiable obligations issued by Banco Galicia Uruguay S.A.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 1: (Continued)

This debt forgiveness, along with the exchange of deposits, have meant an important improvement of Banco Galicia Uruguay S.A's financial conditions derived from the reduction of its liabilities.

As of December 31, 2005, the principal amount of restructured liabilities (time deposits and negotiable obligations) amounted to $ 426,550, with the first three installments due September 2003, 2004 and 2005 and the Negotiable Obligations due December 2005 having been paid.

In June 2004, after the total suspension of all of Banco Galicia Uruguay's S.A's activities as from February 06, 2002, the Uruguayan authorities resolved to maintain the authorization to operate granted by the Executive Branch of that country and withdraw the authorization to act as a commercial bank. This resolution by the Central Bank of Uruguay does not affect the rights of depositors and holders of negotiable obligations arising from the restructuring agreement approved in 2002, or those arising from the successive debt exchanges undertaken.

Banco de Galicia y Buenos Aires S.A. has undertaken with Banco Galicia Uruguay S.A. to take all necessary actions in order to, in certain circumstances and with the prior consent of the Argentine Central Bank, to contribute to the latter the amounts that may be required to permit Galicia Uruguay S.A. to repay all of its deposits, subject to prior restoration of Banco de Galicia y Buenos Aires S.A.'s economic and financial condition and the repayment in full of the financial assistance from the Argentine Central Bank, as provided for by clause No. 52 of Argentine Central Bank's Resolution No.281.

At the beginning of 2002, the situation of Banco Galicia Uruguay S.A. affected its subsidiary Banco de Galicia (Cayman) Limited (in provisional liquidation) due to the fact that one of its main assets was a deposit in Banco Galicia Uruguay S.A. Consequently, at the request of that subsidiary, on July 18, 2002, the Cayman Islands authorities appointed a provisional liquidator in order to reach a voluntary restructuring agreement between such subsidiary and its creditors, as an alternative to liquidation.

The restructuring plan, which had a high degree of acceptance, was intended to be in force until April 30, 2012, and is effective and mandatory for all creditors. While this plan remains in effect, the subsidiary's assets will be administered by the liquidators for the benefit of creditors. The initial cash payment was made on August 8, 2003, and the last installment is due in September 2011. At the end of the fiscal year, the first three installments due September 2003, 2004 and 2005 had been paid.

In order to help face the payment proposal of Banco de Galicia (Cayman) Limited (in provisional liquidation), Grupo Financiero Galicia S.A., granted said bank a subordinated loan for US$ 1,200 thousand, to be repaid once the debt with all creditors has been amortized pursuant to the proposal. On December 15, 2005, Grupo Financiero Galicia S.A. signed an agreement with Banco de Galicia (Cayman) Limited (in provisional liquidation), to exchange the abovementioned loan plus the interests accrued up to that date, for transferable time-deposit certificates issued by Banco Galicia Uruguay S.A.

After the fiscal year end and as a consequence of the presentation made by the Administrators of the Restructuring Plan of Banco de Galicia (Cayman) Limited (in provisional liquidation), the Grand Court of the Cayman Islands declared the plan as terminated, thus returning the company to its legal authorities as from February 23, 2006.

The individual financial statements of Banco de Galicia y Buenos Aires S.A. recognize the investments in Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (in provisional liquidation) in accordance with the equity method.

Deposits with the financial system - Legal actions requesting protection of constitutional guarantees

Through Decree No. 1,570/2001 and Law No. 25,561, the National Executive Branch, imposed restrictions on cash withdrawals from financial institutions. Subsequently, various regulations were issued which rescheduled the maturity of deposits then outstanding with the financial system and established a new maturity schedule. Decree No. 214/2002 established the mandatory conversion into pesos of all deposits in the Argentine financial system denominated in US dollars or in other foreign currencies, at the exchange rate of $ 1.40 per US$ 1. In turn, this Decree also established that financial institutions were to comply with their obligations by reimbursing pesos in the amounts resulting from this conversion, and the adjustment by the CER plus a 2% annual interest rate. On various occasions, the National Executive Branch offered depositors the possibility of opting for exchanging their deposits originally denominated in foreign currency for different peso-and US dollar-denominated government securities.

As a result of the measures that established the pesification and restructuring of foreign-currency deposits, since December 2001, a significant number of claims have been filed against the National State and/or financial institutions, formally challenging the emergency regulations, particularly Decree No. 214/2002 and supplementary provisions, and requesting prompt payment of deposits in their original currency. As of December 31, 2005, the court orders received by Banco de Galicia y Buenos Aires S.A. requiring the reimbursement of deposits in foreign or Argentine currency, at the free-market exchange rate, amounted to $ 16,012 and US$ 615,238 thousand. In compliance with those court

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 1: (Continued)

orders, as to the same date, the said Entity has paid the amounts of $ 1,092,272 and US$ 111,995 thousand to reimburse deposits, in pesos and in foreign currency.

The emergency regulations have been declared unconstitutional by most lower and upper courts. The difference between the amount paid as a result of the above-mentioned court orders and the amount resulting from converting deposits at the $ 1.40 per US dollar exchange rate, adjusted by the CER and interest accrued up to the payment date, which was $ 680,202 and $ 650,318, as of December 31, 2005 and December 31, 2004, respectively, has been recognized under Intangible Assets. Net of the amortization required by Argentine Central Bank regulations, a residual value of $ 347,777 and $ 451,428 was outstanding as of those dates.

Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make claims, at suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits, pursuant to orders issued by the judicial branch, either in US dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not taken into account by the National Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by Argentine Central Bank regulations, does not affect its existence or legitimacy. To such effect, the Entity has reserved the corresponding rights.

On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested to the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of the due compensation for the losses incurred that were generated by the asymmetric pesification and especially for the negative effect on its financial condition caused by court decisions which, sustaining legal actions filed by depositors, ordered Banco de Galicia y Buenos Aires S.A. to reimburse deposits at an exchange rate higher than US$ 1=$ 1.40. The Bank has reserved its right to further extend such request in order to encompass such new losses as may be derived from amounts made payable on demand by new final judgments.

The Argentine Supreme Court of Justice ruled on the case entitled "Province of San Luis vs. Argentine Federal Government" declaring Section 2 of Decree No. 214/2002 unconstitutional.

On October 26, 2004, the Argentine Supreme Court of Justice ruled on the lawsuit entitled "Bustos, Alberto et al vs. National State, on legal action requesting protection of constitutional guarantees," admitting the declaration of national emergency established by Law No. 25,561 and the constitutionality of Section 2 of Decree No. 214/02, and overruling the decision that had ordered the reimbursement of a deposit to a group of depositors, in US dollars. Notwithstanding the fact that, under Argentine law, the Supreme Court rulings are not mandatory for lower courts, this ruling is expected to set a precedent in similar cases to be heard by those courts.

At the date of these financial statements, the final outcome of these disputes cannot be foreseen.

However, during the current fiscal year, the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency ("amparo claims") has decreased significantly, which has considerably reduced the risk of worsening of this problem in the future.

Claims due to foreign exchange differences arising from the repayment of financial assistance during foreign-exchange market holidays in January 2002:

During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using funds, in US dollars, provided by the Bank Liquidity Fund, on January 02 and 04, 2002.

On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.

On January 06, 2002, before the market was reopened, Law No. 25561 was enacted, which repealed the convertibility system and established a new exchange rate of $ 1.40 per US dollar.

As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.

As a result, the US dollars funds credited by the Bank Liquidity Fund on January 02 and 04, 2002, remained in US dollars until the reopening of the market.

On that date, and in accordance with the regulations in force, the US dollar was sold at $ 1.40.

For this reason, when the Argentine Central Bank applied US$ 410,000 thousand to the settlement of the financial assistance granted to the Bank, it should have cancelled US$ 410,000 thousand times 1.40, that is, the amount of $ 574,000.

This has infringed the guarantee of inviolability of private property and equal treatment before the law.

Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered.

Banco de Galicia y Buenos Aires S.A. has a claim outstanding before the Argentine Central Bank in order to seek satisfaction of its right. Such right has not been accounted for in these financial statements.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 1: (Continued)

Net exposure to the Public Sector

As of December 31, 2005 and December 31, 2004, the net exposure of Banco de Galicia y Buenos Aires S.A. to the public sector, resulting from the situations described above and from the National Government's noncompliance with the servicing of its debt, was as follows:

                                                        12.31.2005    12.31.2004
                                                       -----------   -----------
Government Securities - Global position                  6,032,788     5,810,235
Loans                                                    5,293,422     4,635,305
Other receivables resulting from financial brokerage     5,031,768     5,700,750
Miscellaneous receivables                                        -       183,311
                                                       -----------   -----------
Total Assets                                            16,357,978    16,329,601
Liabilities with the Argentine Central Bank              8,611,909     8,427,652
                                                       -----------   -----------
Net exposure to the Public Sector (*)                    7,746,069     7,901,949
                                                       ===========   ===========

(*) excludes the residual value of the amounts paid in compliance with court orders, as mentioned in section "Deposit with the financial system Legal actions requesting protection of constitutional guarantees".

NOTE 2: FINANCIAL STATEMENTS PREPARATION BASIS

On February 19, 2003, through MD Resolution No. 5/03 the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncement No. 21 "Equity value - consolidation of financial statements - information to be presented on related parties". This Technical Pronouncement and its amendments came into force for fiscal years commencing as from April 1, 2003. Furthermore, the CNV has adopted that Pronouncement, establishing its mandatory application thereof for fiscal years commencing as from April 1, 2004, its application in fiscal years commencing at an earlier date being admitted.

These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), approved with certain modifications by the CPCECABA, and in line with Resolutions issued by the CNV, with the considerations mentioned in Note 3 to the consolidated financial statements in relation to the criteria for valuing its subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires management of the Company to make estimates and assessments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the fiscal year. The Company's management makes estimates in order to calculate, at any given moment, for example, the depreciation and amortization charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with CNV Resolution No. 441/03, the Company discontinued the restatement of its financial statements as from March 01, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used in restating the items in these financial statements is the domestic wholesale price index published by the National Statistics and Census Institute. Furthermore, certain financial statement figures for the year ended December 31, 2004, have been reclassified for purposes of their presentation in comparative format with those of this fiscal year.

The most relevant accounting standards used accounting policies used in preparing the Financial Statements are listed below:

a. LOCAL CURRENCY ASSETS AND LIABILITIES

Monetary assets and liabilities which include, where applicable, the interest accrued at fiscal year end are stated in fiscal year-end currency and therefore require no adjustment whatsoever.

b. FOREIGN CURRENCY ASSETS AND LIABILITIES (US dollars)

Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina buying and selling exchange rates, respectively, in force at the close of operations on the last working day of the fiscal year. Interests receivable or payable have been accrued, where applicable.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 2: (Continued)

c. INVESTMENTS

c.1. Current

Time and special current account deposits as well as Class "A" Trust Debt Securities issued by Radio Sapienza Financial Trust, Series I, have been valued at face value, plus interest accrued at fiscal year end.

Mutual fund units have been valued at fiscal year-end closing price.

As of December 31, 2004, government securities had been valued at their closing price as of said date.

As of December 31, 2004, government securities had been valued at their closing price plus the interests accrued at said date.

c.2. Non-Current

Time deposits have been valued at face value, plus interest accrued at fiscal year-end.

Banco de Galicia y Buenos Aires S.A. subordinated Negotiable Obligations due in 2019 have been added to the Company's assets at 73% of their dollar-denominated face value, as decided by the Special Shareholders' Meeting of held on January 02, 2004.

As of December 31, 2005, the Subordinated Negotiable Obligations of Banco de Galicia y Buenos Aires S.A. falling due in 2019 have been valued in accordance with the guidelines of Technical Pronouncement No. 17 of the FACPCE, on the basis of: (i) the original measurement of the asset, (ii) the portion accrued on any difference between this measurement and the amount receivable upon maturity, calculated exponentially at the internal rate of return determined at the time of and on the basis of the initial measurement, under the conditions previously agreed, and (iii) net of collections made.

Negotiable Obligations issued by Banco Galicia Uruguay S.A. were valued at their face value as of December 31, 2004 plus accrued interest at that date, and have been recognized under current interest.

The equity investments in Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Galval Agente de Valores S.A. have been recognized at their equity value as of December 31, 2005.

The financial statements of Banco de Galicia y Buenos Aires S.A. have been prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 3.c. to consolidated financial statements from Argentine GAAP.

This investment has been stated at equity value arising from financial statements valued in accordance with the above-mentioned standards.

The equity investment in Sudamericana Holding S.A. has been accounted for under the equity method, on the basis of September 30, 2005 financial statement and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with Argentine
GAAP.

The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendence (SSN), without recognizing the effect of inflation for January and February 2003. This criterion is not in accordance with Argentine GAAP. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

Galval Agente de Valores S.A.'s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:

- Assets and liabilities were converted at Banco de la Nacion Argentina buying exchange rate in force at the closing of operations on the last working day of the fiscal year.

- Capital and capital contributions have been computed for the amounts actually disbursed.

- Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.

- Results for the fiscal year were determined as the difference between the opening balance and closing balance of accumulated earnings. Items in the income statement were converted into pesos applying the monthly average exchange rates.

d. BANK PREMISES AND EQUIPMENT

Bank premises and equipment have been valued at their acquisition cost, restated to constant currency, as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property. The updated residual value of the assets, taken as a whole, does not exceed their combined market value at fiscal year-end.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 2: (Continued)

e. INTANGIBLE ASSETS

Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in this Note, net of the corresponding accumulated amortization, calculated based on their estimated useful life. In the case of the goodwill value, the Company has allotted a valuation allowance of $ 640 for the for the acquisition of the shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A. (See Schedule E).

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 60 months.

The updated residual value of the assets, taken as a whole, does not exceed their estimated recoverable value at fiscal year-end.

e. TAX ON MINIMUM PRESUMED INCOME

The Company has recognized the income tax charge according to the deferred tax liability method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 13).

The Company determines the tax on Minimum presumed income at the statutory rate of 1% of the computable assets at fiscal year end. This tax is supplementary to the income tax. The Company's tax liability for each fiscal year is to coincide with the higher of the two taxes.

However, if the tax on Minimum presumed income were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax to be generated in any of the next 10 fiscal years.

The Company recognized the tax on Minimum presumed income paid in prior years as a credit, which was computed as a payment on account of fiscal year 2004 income tax.

g. SHAREHOLDERS' EQUITY

g.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs 4 and 5 of this Note. The "Subscribed and paid in capital" account has been stated at its face value and at the value of the contributions, in the currency value of the fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the "Principal Adjustment" account.

g.2. Income and expense accounts

The results for each fiscal year are presented in the period in which they accrue.

The Other Income and Expenses caption includes, among other items, $ 121,991 corresponding to the waiver of rights to collect Negotiable Obligations issued by Banco Galicia Uruguay S.A. for US$ 43,000 thousand (see Situation of Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (in provisional liquidation) in Note 1 to these Financial Statements), and a once-only expense of $ 12,000, in recognition of the efforts of Banco de Galicia y Buenos Aires S.A. Board of Directors during the period between July 2001 and December 2004.

h. STATEMENT OF CASH FLOWS

The "Cash and due from banks" caption is considered to be cash.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 3: CASH AND DUE FROM BANKS

The breakdown of this caption was the following:

                                                      12.31.05     12.31.04
                                                     ----------   ----------
Cash (Schedule G)                                           581          463
Due from banks - Current Accounts (Note 11)                  69           77
                                                     ----------   ----------
Total                                                       650          540
                                                     ==========   ==========

NOTE 4: OTHER RECEIVABLES

The breakdown of this caption was the following:

Current                                               12.31.05     12.31.04
--------------------------------------------------   ----------   ----------
Tax Credit                                                  107           77
Sundry debtors                                              448            -
Prepaid expenses                                              6            7
Other                                                         5            5
                                                     ----------   ----------
Total                                                       566           89
                                                     ==========   ==========

Non-Current                                           12.31.05     12.31.04
--------------------------------------------------   ----------   ----------
Tax Credit - Mandatory savings                                5            5
Income tax (Note 13)                                     27,336            -
Prepaid expenses                                              2            1
Sundry Debtors (Note 11 and Schedule G)                   1,300        4,774
                                                     ----------   ----------
Total                                                    28,643        4,780
                                                     ==========   ==========

NOTE 5: SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of this caption was the following:

                                                      12.31.05      12.31.04
                                                     ----------   ----------
Integrated Pension and Survivors' Benefit System             26           15
Health Care Payable                                           4            4
Provision for bonuses                                       500            -
Provision for Directors' and syndics' fees                  158          140
                                                     ----------   ----------
Total                                                       688          159
                                                     ==========   ==========

NOTE 6: TAX LIABILITIES

The breakdown of this caption was the following:

Current                                               12.31.05     12.31.04
--------------------------------------------------   ----------   ----------
Income tax - Withholdings payable                            38            5
Added value tax                                              10           12
Provision for Income tax (net) (Note 13)                  5,936       28,273
Provision for Turnover tax (net)                              1           23
Provision for tax on personal assets                      3,669        3,676
                                                     ----------   ----------
Total                                                     9,654       31,989
                                                     ==========   ==========

Non-Current                                           12.31.05     12.31.04
--------------------------------------------------   ----------   ----------
Income tax (Note 13)                                          -       26,421
                                                     ----------   ----------
Total                                                         -       26,421
                                                     ==========   ==========

NOTE 7: OTHER LIABILITIES

The breakdown of this caption was the following:

Current                                               12.31.05     12.31.04
--------------------------------------------------   ----------   ----------
Sundry Creditors (Note 11 and Schedule G)                    38          147
Provision for expenses (Note 11 and Schedule G)           1,306          967
Directors' escrow accounts                                    3            3
                                                     ----------   ----------
Total                                                     1,347        1,117
                                                     ==========   ==========

Non-Current                                           12.31.05     12.31.04
--------------------------------------------------   ----------   ----------
Directors' escrow accounts                                    6            3
                                                     ----------   ----------
Total                                                         6            3
                                                     ==========   ==========

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 8: CAPITAL STATUS

As of December 31, 2005, capital status was the following:

                                                                                                     Date of
                                                                                                  registration
      Capital stock issued,                         Restated in           Approved by               with the
     subscribed, paid in and                          constant     -------------------------       commercial
             recorded                Face value       currency        Entity         Date        court of record
---------------------------------   ------------   -------------   ------------   ----------   -------------------
Balance as of 12.31.03                 1,092,407       2,407,080     Board of      05.16.00         08.09.00
                                                                    Directors'     07.24.00
                                                                     Meeting         and
                                                                                   07.26.00

Capital Increase (Note 15)               149,000         149,000     Board of      01.02.04         06.08.04
                                                                    Directors'     04.23.04
                                                                     Meeting          and               -
                                                                                   05.13.04
Balance as of 12.31.04                 1,241,407       2,556,080         -             -                -
Absorption of retained earnings                -      (1,036,542)    Board of      04.28.05             -
                                                                    Directors'
                                                                     Meeting
Balance as of 12.31.05                 1,241,407       1,519,538         -             -                -

NOTE 9: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

As of December 31, 2005 the breakdown of receivables, investments and debts according to their estimated collection or payment terms was the following:

                                                            Salaries and
                                             Other        Social Security                             Other
                          Investments     receivables      contributions       Tax Liabilities     liabilities
                         -------------   -------------   -----------------   ------------------   -------------
1st quarter                      5,158             488                  30                   49             235
2nd quarter                          -               5                 158                9,605               3
3rd quarter                        648              73                 500                    -           1,109
4th quarter                          -               -                   -                    -               -
After one year                 240,318          28,637                   -                    -               6
                         -------------   -------------   -----------------   ------------------   -------------
Subtotal falling due           246,124          29,203                 688                9,654           1,353
No set due date              1,358,719               6                   -                    -               -
Past due                             -               -                   -                    -               -
                         -------------   -------------   -----------------   ------------------   -------------
Total                        1,604,843          29,209                 688                9,654           1,353
                         =============   =============   =================   ==================   =============
Non-interest bearing         1,358,719          28,761                 688                9,654           1,353
At fixed rate                  246,124             448                   -                    -               -
                         -------------   -------------   -----------------   ------------------   -------------
Total                        1,604,843          29,209                 688                9,654           1,353
                         =============   =============   =================   ==================   =============

NOTE 10: EQUITY INVESTMENTS

The breakdown of long-term investments was the following:

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

                                                                   As of 12.31.05
                          ------------------------------------------------------------------------------------------------
                                    Shares                    Percentage held in
                          ---------------------------   -----------------------------                            Face
                                                                         Possible         Principal line       value per
     Issuing Company       Class          Number       Total Capital       Votes            of business         share
-----------------------  -----------   -------------   -------------   -------------     -----------------    -----------
Banco de Galicia y       Ordinary                                                           Financial
 Buenos Aires S.A.       Class "A"               101                                        Activities            0.001
                         Ordinary
                         Class "B"       438,687,004                                                              0.001
                                       -------------   -------------   -------------
                         Total           438,687,105       93.604186%      93.604191%
                                       =============   =============   =============

Net Investment S.A.      Ordinary                                                         Financial and
                         shares               10,500       87.500000%       87.50000%       Investment
                                                                                            Activities            0.001

Sudamericana Holding     Ordinary                                                         Financial and
 S.A.                    Class "A"            31,302                                        Investment
                         Ordinary                                                           Activities            0.001
                         Class "B"            41,735                                                              0.001
                                       -------------   -------------   -------------
                         Total                73,037       87.500899%      87.500899%
                                       =============   =============   =============
Galicia Warrants S.A.    Ordinary                                                            Dep. Cert
                         shares              175,000       87.500000%       87.50000%      and Warrants
                                                                                              issuing
                                                                                              company             0.001

Galval Agente de         Ordinary
 Valores S.A.            shares           16,874,250      100.000000%     100.000000%                             0.001

                                                                   As of 12.31.04
                          ------------------------------------------------------------------------------------------------
                                    Shares                   Percentage held in
                          ---------------------------   -----------------------------                             Face
                                                                           Possible        Principal line       value per
    Issuing Company          Class          Number      Total Capital       Votes            of business          share
-----------------------   -----------   -------------   -------------   -------------     -----------------    -----------
Banco de Galicia y        Ordinary                                                            Financial
 Buenos Aires S.A.        Class "A"               101                                         Activities          0.001
                          Ordinary
                          Class "B"       438,628,250                                                             0.001
                                        -------------   -------------   -------------
                          Total           438,628,351       93.591649%      93.591655%
                                        =============   =============   =============
Net Investment S.A.       Ordinary                                                          Financial and
                          shares               10,500       87.500000%       87.50000%       Investment
                                                                                             Activities           0.001

Sudamericana Holding      Ordinary                                                          Financial and
 S.A.                     Class "A"            31,302                                        Investment           0.001
                          Ordinary                                                           Activities
                          Class "B"            41,735                                                             0.001
                                        -------------    ------------   -------------
                          Total                73,037       87.500899%      87.500899%
                                        =============    ============   =============
Galicia Warrants S.A.     Ordinary                                                            Dep. Cert
                          shares              175,000       87.500000%       87.50000%      and Warrants
                                                                                               issuing
                                                                                               company            0.001

NOTE 10: (Continued)

The financial condition and results of controlled companies were the following:

                                                             Issuing Company
                                              ---------------------------------------------
                                                Banco de Galicia y
     Balance sheet as of 12.31.05 (*)           Buenos Aires S.A.      Net Investment S.A.
-------------------------------------------   ---------------------   ---------------------
Assets                                                   25,456,150                   2,079
Liabilities                                              24,066,933                      58
Shareholders' equity                                      1,389,217                   2,021
Result for the fiscal year ended 12.31.05                   190,970                  (1,825)

(*) See Note 2.c.2.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

                                                             Issuing Company
                                              ---------------------------------------------
                                                 GALICIA WARRANTS        Galval Agente de
      Balance sheet as of 12.31.05 (*)                 S.A.                Valores S.A.
-------------------------------------------   ---------------------   ---------------------
Assets                                                        6,773                   1,722
Liabilities                                                   1,740                      24
Shareholders' equity                                          5,033                   1,698
Result for the fiscal year ended 12.31.05                       531                    (280)

(*) See Note 2.c.2.

                                                                         Issuing Company
                                                                      ---------------------
                                                                           Sudamericana
         Balance sheet as of 09.30.05 (*)                                  Holding S.A.
-------------------------------------------------                     ---------------------
Assets                                                                              113,766
Liabilities                                                                          74,717
Shareholders' equity                                                                 39,049
Result for the twelve-month period ended 09.30.05                                    11,251

(*) See Note 2.c.2.

                                                             Issuing Company
                                              ---------------------------------------------
                                                Banco de Galicia y
Balance sheet as of 12.31.04                    Buenos Aires S.A.      Net Investment S.A.
-------------------------------------------   ---------------------   ---------------------
Assets                                                   23,465,270                   3,870
Liabilities                                              22,267,023                      55
Shareholders' equity                                      1,198,247                   3,815
Result for the fiscal year ended 12.31.04                  (108,607)                 (2,581)

                                                                          Issuing Company
                                                                       ---------------------
                                                                         GALICIA WARRANTS
             Balance sheet as of 12.31.04                                        S.A.
-----------------------------------------------------                  ---------------------
Assets                                                                                 6,982
Liabilities                                                                            2,080
Shareholders' equity                                                                   4,902
Result for the fourteen- month period ended 12.31.04                                     506

                                                                          Issuing Company
                                                                       ---------------------
                                                                            Sudamericana
             Balance sheet as of 09.30.04                                   Holding S.A.
-----------------------------------------------------                  ---------------------
Assets                                                                               139,227
Liabilities                                                                          111,429
Shareholders' equity                                                                  27,798
Result for the twelve-month period ended 09.30.04                                      4,246

NOTE 11: CORPORATIONS SECTION 33 OF LAW No. 19550

The financial statements include the following significant balances of transactions with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

BANCO DE GALICIA Y BUENOS AIRES S.A                           12.31.05       12.31.04
                                                             -----------    -----------
ASSETS
Cash and due from banks - Current Accounts (Note 3)                   68             74
Investments - Time deposits (Schedule D)                               -         16,558
Investments - Negotiable obligations (Schedules C and G)         237,201        232,256
                                                             -----------    -----------
Total                                                            237,269        248,888
                                                             ===========    ===========
LIABILITIES
Other liabilities - Provision for expenses (Note 7)                  189            161
                                                             -----------    -----------
Total                                                                189            161
                                                             ===========    ===========
INCOME
Financial income - Interest on time deposits                         525             66
Financial income - CER on time deposits                               97            105
Financial income - negotiable obligations                         30,898         32,584
Other income and expenses - Bank  premises and equipment             168              -
 under lease
                                                             -----------    -----------
Total                                                             31,688         32,755
                                                             ===========    ===========
EXPENSES
Administrative expenses (Schedule H)
  - Service fees                                                       7              3
  - Trademark leasing                                                824            753
  - Bank expenses                                                      7              6
  - General expenses                                                 227            197
                                                             -----------    -----------
Total                                                              1,065            959
                                                             ===========    ===========

BANCO  DE  GALICIA   (Cayman)  LIMITED  (In  Provisional
 Liquidation)                                                 12.31.05       12.31.04
                                                             -----------    -----------
ASSETS
Other  Receivables - Sundry debtors (Note 4 and Schedule G)            -          3,629
                                                             -----------    -----------
Total                                                                  -          3,629
                                                             ===========    ===========
INCOME
Financial income - other interests                                    64             70
                                                             -----------    -----------
Total                                                                 64             70
                                                             ===========    ===========

BANCO GALICIA URUGUAY S.A.                                     12.31.05       12.31.04
                                                             -----------    -----------
ASSETS
Other  Receivables - Sundry debtors (Note 4 and Schedule G)        1,299          1,144
Investments - Time deposits (Schedules D and G)                    3,765              -
Investments - Negotiable obligations (Schedules C and G)               -        126,585
                                                             -----------    -----------
Total                                                              5,064        127,729
                                                             ===========    ===========
LIABILITIES
Other   Liabilities  -  Sundry  Creditors  (Note  7  and
 Schedule G)                                                           -              2
                                                             -----------    -----------
Total                                                                  -              2
                                                             ===========    ===========

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 11: (Continued)

BANCO GALICIA URUGUAY S.A                                    12.31.05       12.31.04
                                                           ------------   ------------
INCOME
Financial income - Interest on time deposits                         25              -
Financial income - Interests on negotiable obligations              565          1,258
                                                           ------------   ------------
Total                                                               590          1,258
                                                           ============   ============
EXPENSES
Administrative expenses (Schedule H)
  - Taxes                                                            13              -
                                                           ------------   ------------
Total                                                                13              -
                                                           ============   ============

B2AGRO S.A                                                   12.31.05       12.31.04
                                                           ------------   ------------
INCOME
Financial income - other interests                                    -             52
                                                           ------------   ------------
Total                                                                 -             52
                                                           ============   ============

TARJETAS REGIONALES S.A                                        12.31.05       12.31.04
                                                           ------------   ------------
INCOME
Other income and expenses - Bank  premises and equipment
 under lease                                                          -             27
                                                           ------------   ------------
Total                                                                 -             27
                                                           ============   ============

NOTE 12: RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to section 70 of the Argentine Corporations Law, the Corporate Bylaws and CNV Resolution No. 368/2001, 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached. Furthermore, the amount used to absorb the negative balance in the "Retained Earnings" account, which as of December 31, 2004 amounted to $29,493, should be restored before any distribution is made.

NOTE 13: INCOME TAX

As of December 31, 2005, the Company's deferred tax assets amounted to $ 27,336, which was primarily the result from the valuation of its investments and, as of December 31, 2004, the Company's deferred tax liabilities amounted to $ 26,421.

The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss:

                                                             12.31.05       12.31.04
                                                           ------------   ------------
Result for the fiscal year before income tax                     74,855        (96,983)
Long-term differences:
Increase in income tax
  Expenses not included in affidavit                             15,856          9,043
  Results of long-term investments                                    -         94,202
  Other causes                                                   35,760         33,981
Decrease in income tax
  Expenses included in affidavit                                   (116)        (2,367)
  Results of long-term investments                             (215,531)             -
  Other causes                                                   (3,348)        (1,054)
                                                           ------------   ------------
Taxable accounting result                                       (92,524)        36,822
Income tax rate in force                                             35%            35%
                                                           ------------   ------------
Income tax, charge to (income)/loss                             (32,383)        12,888
Deferred tax assets and liabilities, net variation               53,757         15,991
                                                           ------------   ------------
Income tax                                                       21,374         28,879
Tax Credit                                                      (15,438)          (606)
                                                           ------------   ------------
Provision for Income tax (net) (Note 6)                           5,936         28,273

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 14:  INCOME PER SHARE

Below is a breakdown of the Income per share as of December 31, 2005 and 2004:

                                                             12.31.05       12.31.04
                                                           ------------   ------------
Income/(loss) for the fiscal year                               107,238       (109,871)
Outstanding ordinary shares weighted average                  1,187,522      1,092,407
Adjustment  derived from preferred share issue
 convertible into Class "B" ordinary shares                      53,885         92,820
Diluted ordinary shares weighted average                      1,241,407      1,185,227
Earning per ordinary share:
  - Basic                                                        0.0903        (0.1006)
  - Diluted                                                      0.0864        (0.0927)

NOTE 15: CAPITAL INCREASE

On January 2, 2004, the Ordinary and Extraordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to approve a capital increase for up to $ 149,000, taking it to $ 1,241,407 under the terms of Section 188, paragraph 2, of the Law on Corporations. This capital increase will be intended for the acquisition or receipt as a contribution of Subordinated Negotiable Obligations for up to US$ 100,000 thousand, or other debt securities to be issued by Banco de Galicia y Buenos Aires S.A., or other instruments representing receivables from said Bank, to be issued in exchange for the latter's due and payable debt under the terms of the restructuring of the foreign currency debt governed by foreign regulations being carried out by Banco de Galicia y Buenos Aires S.A., as described in Note 1 to these financial statements.

The capital increase became effective the issuance of up to 149 million non-voting preferred shares that have preference over ordinary shares, with a face value of one peso, convertible into ordinary Class B shares one year after their issuance, in the event of the Company's liquidation or a change of control over Grupo Financiero Galicia S.A., in both cases at a rate of one preferred share for one ordinary Class B share, which shall pay dividends as from the fiscal year in which they are subscribed. The terms and conditions of above-mentioned shares carry preemptive and survival rights over any potential issuance of shares by the Company until the date of conversion thereof. Preferred shares were paid up at their face value plus a premium, either in cash or through a contribution in kind of those securities for up to US$ 100,000 thousand (face value), in the latter case at a rate of US$ 0.67114 thousand (face value) of debt for each peso (face value) of shares.

Said Shareholders' Meeting decided to set the value of the debt securities to be received at 73% of their face value in US dollars and, in the event of observations by the CNV, acceptance of a lower value of at least 70% shall be decided by the Board of Directors.

On April 21, 2004, the CNV authorized the public offering of the preferred shares for up to $ 149,000, with a face value of $ 0.001 each, to be placed with a premium subscription, as well as the public offering of ordinary Class B shares with a face value of $ 0.001 each and entitled to one vote per share, to be exchanged for the preferred shares. On April 26 and 29, 2004, the Buenos Aires and Cordoba Stock Exchanges, respectively, authorized the listing of the preferred shares and the Class B ordinary shares arising from the conversion of those preferred shares.

As a result of the full subscription and payment of the 149 million non-voting preferred shares, on May 13, 2004, the Company's Board of Directors has set the new Company's capital at $ 1,241,407.

This increase has been registered with the General Inspection Board of Legal Entities on June 08, 2004, under number 6,907, Book 25 of Stock Corporations.

In addition, as a result of that capital increase, in May 2004 Grupo Financiero Galicia S.A. received in payment thereof 99,965,603 Subordinated Negotiable Obligations due 2019 (face value) issued by Banco de Galicia y Buenos Aires S.A.

On May 13, 2005, non-voting preferred shares were converted into ordinary Class "B" shares entitled to one vote per share.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

NOTES TO THE FINANCIAL STATEMENTS (Continued)
(figures stated in thousands of pesos)

NOTE 16: PRIOR FISCAL YEAR ADJUSTMENTS

In the quarters ended March 31 and September 30, 2004, the Company recognized under Prior year adjustment, the proportion attributable to its participation in Banco de Galicia y Buenos Aires S.A. for the adjustments made by that Bank in those periods (See Note 17 to consolidated financial statements).

The prior year adjustment presented in the Statement of Changes in Shareholders' Equity for comparative purposes is composed of a profit adjustment of $ 28,912 derived from the application of the deferred tax method for calculating income tax and a loss of $ 71,866, as mentioned in the preceding paragraph.

NOTE 17: GENERAL RESOLUTIONS No. 485 AND 487 OF CNV

Based on the information available to the Company at the time of preparing these financial statements, the changes introduced by CNV General Resolutions No. 485 and 487, to be applicable to annual or interim periods belonging to the fiscal years commencing January 1, 2006, are expected not to have a significant impact on the results or shareholders' equity of the Company.

As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the Bank premises and equipment and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to present a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of FACPCE.

As of December 31, 2005, the deferred tax liabilities not recognized due to the adjustment for inflation of the Bank premises and equipment amounted to $ 353.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

FIXED ASSETS AND INVESTMENTS IN ASSETS OF A SIMILAR NATURE

Balance Sheet as of December 31, 2005 and 2004.
(figures stated in thousands of pesos)

SCHEDULE A

                                 A                                    Balance
                             beginning                               at fiscal
     Principal account        of year     Increases    Withdrawals    year end
--------------------------   ---------   -----------   -----------   ---------
Real State                       3,258             -             -       3,258
Furniture and facilities           207             5             -         212
Hardware and software              585            12             -         597
                             ---------   -----------   -----------   ---------
Totals as of 12.31.05            4,050            17                     4,067
                             ---------   -----------   -----------   ---------
Totals as of 12.31.04            3,985            65             -       4,050
                             =========   ===========   ===========   =========
                                                    Amortizations
                             ----------------------------------------------------------                  Net
                                                          For the Fiscal                               income/
                              Accumulated                       Year        Accumulated      Net      (loss) for
                             at beginning                 ---------------    at fiscal     income/     previous
     Principal account          of year     Withdrawals   Rate %   Amount     year end     (loss)    fiscal year
--------------------------   ------------   -----------   ------   ------   -----------   --------   -----------
Real State                            190             -        2       62           252      3,006         3,068
Furniture and facilities              162             -       20       42           204          8            45
Hardware and software                 415             -       20      111           526         71           170
                             ------------   -----------   ------   ------   -----------   --------   -----------
Totals as of 12.31.05                 767             -               215           982      3,085         3,283
                             ------------   -----------   ------   ------   -----------   --------   -----------
Totals as of 12.31.04                 554             -               213           767      3,283         3,431
                             ============   ===========   ======   ======   ===========   ========   ===========

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

INTANGIBLE ASSETS

Balance Sheet as of December 31, 2005 and 2004.
(figures stated in thousands of pesos)

SCHEDULE B

                              A                                  Balance
                          beginning                             at fiscal
   Principal account       of year    Increases   Withdrawals    year end
-----------------------   ---------   ---------   -----------   ---------
Goodwill                     20,064           -             -      20,064
                          ---------   ---------   -----------   ---------
Totals as of 12.31.05        20,064           -             -      20,064
                          ---------   ---------   -----------   ---------
Totals as of 12.31.04        20,064           -             -      20,064
                          ---------   ---------   -----------   ---------
                                                 Amortizations
                          ----------------------------------------------------------
                                                       For the fiscal                                           Net income/
                           Accumulated                      year         Accumulated     Valuation      Net     (loss) for
                          at beginning                 ---------------    at fiscal      allowance    income/     previous
   Principal account         of year     Withdrawals   Rate %   Amount    year end     (Schedule E)    (loss)   fiscal year
-----------------------   ------------   -----------   ------   ------   -----------   ------------   -------   -----------
Goodwill                        14,881             -       20    3,859        18,740            640       684         3,745
                          ------------   -----------   ------   ------   -----------   ------------   -------   -----------
Totals as of 12.31.05           14,881             -             3,859        18,740            640       684         3,745
                          ------------   -----------   ------   ------   -----------   ------------   -------   -----------
Totals as of 12.31.04           10,868             -             4,013        14,881          1,438     3,745         6,947
                          ------------   -----------   ------   ------   -----------   ------------   -------   -----------

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES

EQUITY INVESTMENTS IN OTHER COMPANIES

Balance Sheet as of December 31, 2005 and 2004.
(figures stated in thousands of pesos)

SCHEDULE C

       Issuance and                                                                               Equity    Book value   Book value
    characteristics of                           Face                  Acquisition    Closing     method       as of        as of
      the securities               Class        value      Number          Cost        price       value     12.31.05     12.31.04
--------------------------  ------------------  -----   ------------   -----------  ----------  ----------  ----------   ----------
Current investments (*)
Government securities
 (Schedule G)                                                                    -           -           -           -        2,148
Corporate securities
 (Schedule G)                                                                    -           -           -           -       14,666
Negotiable Obligations
 (Note 11 and Schedule G)                                                        -           -           -           -          208
                                                                       -----------  ----------  ----------  ----------   ----------
Total                                                                            -           -           -           -       17,022
                                                                       ===========  ==========  ==========  ==========   ==========
Non-current investments
Corporations Section 33
 of Law No. 19550:
 Controlled Companies
 (Notes 9 and 10):
Banco de Galicia y          Ordinary Class "A"  0.001            101
 Buenos Aires S.A.          Ordinary Class "B"  0.001    438,687,004
                                                         438,687,105     2,571,566   1,842,486   1,316,602   1,316,602    1,138,210

Galicia Warrants S.A.          Ordinary shares  0.001        175,000        11,829           -       4,414       4,414        4,299



Galval Agente de
 Valores S.A.                  Ordinary shares  0.001     16,874,250         1,867           -       1,698       1,698            -

Net Investment S.A.            Ordinary shares  0.001         10,500        22,484           -       1,769       1,769        3,815


Sudamericana Holding        Ordinary Class "A"  0.001         31,302
 S.A.                       Ordinary Class "B"  0.001         41,735
                                                              73,037        42,918           -      34,236      34,236       24,391
                                                                       -----------  ----------  ----------  ----------   ----------
Subtotal                                                                 2,650,664   1,842,486   1,358,719   1,358,719    1,170,715
                                                                       -----------  ----------  ----------  ----------   ----------
Other (*)
Negotiable Obligations
 (Notes 9 and 11
 and Schedule G)                                                           210,533     314,819           -     237,201      358,633
                                                                       -----------  ----------  ----------  ----------   ----------
Subtotal                                                                   210,533     314,819           -     237,201      358,633
                                                                       -----------  ----------  ----------  ----------   ----------
Total                                                                    2,861,197   2,157,305   1,358,719   1,595,920    1,529,348
                                                                       ===========  ==========  ==========  ==========   ==========
                                                       INFORMATION ON THE ISSUING COMPANIES
                            ------------------------------------------------------------------------------------------
                                                      Latest financial statements (Note 10).
                            ------------------------------------------------------------------------------------------
       Issuance and                                                           Net                         % of equity
    characteristics of        Principal line of                 Capital      income/     Shareholders'    held in the
      the securities              business           Date        Stock       (loss)          equity      capital stock
--------------------------  --------------------   --------   ----------   ----------    -------------   -------------
Current investments (*)
Government securities
 (Schedule G)
Corporate securities
 (Schedule G)
Negotiable Obligations
 (Note 11 and Schedule G)

Total

Non-current investments
Corporations Section 33
 of Law No. 19550:
 Controlled Companies
 (Notes 9 and 10):
Banco de Galicia y
 Buenos Aires S.A.
                            Financial Activities   12.31.05      468,662(3)   190,970(2)     1,389,217       93.604186%

Galicia Warrants S.A.           Dep. Cert and      12.31.05          200(3)       531(2)         5,033       87.500000%
                              Warrants issuing
                                   company

Galval Agente de
 Valores S.A.                                      12.31.05        1,978(1)      (280)(2)        1,698      100.000000%

Net Investment S.A.             Financial and      12.31.05       12,000(3)    (1,825)(2)        2,021       87.500000%
                                 Investment
                                 Activities
Sudamericana Holding            Financial and
 S.A.                            Investment
                                 Activities        09.30.05           83(3)       778(3)        39,049       87.500899%

Subtotal

Other (*)
Negotiable Obligations
 (Notes 9 and 11
 and Schedule G)

Subtotal

Total


(*) Include accrued interest.
(1) Equivalent to 16,874 thousand Uruguayan pesos.
(2) For the fiscal year ended December 31, 2005.
(3) For the three-month period ended September 30, 2005.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

OTHER INVESTMENTS

Balance Sheet as of December 31, 2005 and 2004.

(figures stated in thousands of pesos)

SCHEDULE D

                                                                      Book value as     Book value as
               Principal account and characteristics                   of 12.31.05       of 12.31.04
------------------------------------------------------------------   ---------------   ---------------
Current investments (*)
Special current account deposits (Notes 9 and 11 and Schedule G)                  16                55
Mutual Funds (Note 9)                                                          1,636               265
Time deposits (Notes 9 and 11 and Schedule G)                                  4,090            20,100
Financial trusts (Note 9)                                                         64                 -
                                                                     ---------------   ---------------
Total                                                                          5,806            20,420
                                                                     ===============   ===============
Non-current investments (*)
Time deposits (Notes 9 and 11 and Schedule G)                                  3,117                 -
                                                                     ---------------   ---------------
Total                                                                          3,117                 -
                                                                     ===============   ===============

(*) Include accrued intere

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

ALLOWANCES AND PROVISIONS

For the year ended December 31, 2005,
presented in comparative format with the previous fiscal year.
(figures stated in thousands of pesos)

SCHEDULE E

                                                                                               Balance at
                                            A beginning of                                    fiscal year
                Captions                         year           Increases     Decreases           end
----------------------------------------   ----------------   ------------   -----------    -----------------
Allowances:
Valuation allowance - Equity investment                 585            183          (768)                   -
Valuation allowance - Intangible assets
 (Schedule B)                                         1,438              -          (798)                 640
                                           ----------------   ------------   -----------    -----------------
Total as of 12.31.05                                  2,023            183        (1,566)                 640
Total as of 12.31.04                                  2,249            585          (811)               2,023

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

FOREIGN CURRENCY ASSETS AND LIABILITIES

Balance Sheet as of December 31, 2005 and 2004.
(figures stated in thousands of pesos)

SCHEDULE G

                                                                              Amount in                                Amount in
                                          Amount and                          Argentine                                Argentine
                                        type of foreign                     currency as      Amount and type of     currency as of
              Captions                     currency          Quotation       of 31.12.05       foreign currency         31.12.04
-----------------------------------   -------------------   -----------   ----------------   --------------------   ----------------
ASSETS
CURRENT ASSETS
Cash and Due from banks
Cash                                   US$         191.00         2.992                571    US$          155.35                457
Investments
Special Current account                US$           5.31         2.992                 16    US$           18.49                 54
Time deposits                          US$       1,367.00         2.992              4,090    US$          173.35                509
                                       US$              -         2.992                  -    US$          730.79              2,148
Corporate Securities                   US$              -         2.992                  -    US$        4,990.07             14,666
Negotiable Obligations                 US$              -         2.992                  -    US$           70.68                208
                                                                          ----------------                          ----------------
Total Current Assets                                                                 4,677                                    18,042
                                                                          ----------------                          ----------------
NON-CURRENT ASSETS
Other receivables
Sundry debtors                         US$         434.31         2.992              1,299    US$        1,624.16              4,773
Investments
Time deposits                          US$       1,041.62         2.992              3,117    US$               -                  -
Negotiable Obligations                 US$      79,278.57         2.992            237,201    US$      122,025.37            358,633
Long-term equity investments           US$         567.39         2.992              1,698    US$               -                  -
                                                                          ----------------                          ----------------
Total Non-Current Assets                                                           243,315                                   363,406
                                                                          ----------------                          ----------------
Total Assets                                                                       247,992                                   381,448
                                                                          ================                          ================
LIABILITIES
CURRENT LIABILITIES
Other liabilities
Sundry Creditors                       US$           7.30         3.032                 22    US$           48.18                144
Provision for expenses                 US$         227.40         3.032                689    US$          174.22                519
                                                                          ----------------                          ----------------
Total Current Liabilities                                                              711                                       663
                                                                          ----------------                          ----------------
Total Liabilities                                                                      711                                       663
                                                                          ================                          ================

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

INFORMATION REQUIRED BY SECTION 64, SUBSECTION B) OF LAW NO. 19550

For the year ended December 31, 2005,
presented in comparative format with the previous fiscal year.
(figures stated in thousands of pesos)

SCHEDULE H

                                            Total as of     Administrative     Total as of
                Captions                      12.31.05         Expenses          12.31.04
----------------------------------------   -------------   ----------------   -------------
Salaries and social security charges               1,126              1,126             891
Bonuses                                              734                734               -
Services to the staff                                349                349              32
Training expenses                                     35                 35              33
Directors' and syndics' fees                         664                664             249
Fees for services (*)                              2,762              2,762           1,059
Fixed asset depreciation                             215                215             213
Amortization of intangible assets                  3,859              3,859           4,013
Leasing of brand (*)                                  53                 53              48
Stationery and office supplies                        24                 24              18
Condominium Expenses                                  30                 30              84
Entertainment, travel and per diem                   202                202              42
Electricity and communications                        73                 73              64
Taxes, rates and contributions                     4,581              4,581           9,433
Insurance                                            432                432               -
Bank charges (*)                                      16                 16              12
General expenses (*)                               1,650              1,650           1,341
                                           -------------   ----------------   -------------
Total                                             16,805             16,805          17,532
                                           =============   ================   =============

(*) Balances net of eliminations corresponding to intercompany transactions (per
Section 33 of Law No. 19550). See Note 11 to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

INFORMATION REQUIRED IN ADDITION TO THE NOTES TO THE FINANCIAL STATEMENTS

For the fiscal year commenced January 1, 2005, and ended December 31, 2005, presented in comparative format with the previous fiscal year.
(figures stated in thousands of pesos)

NOTE 1: SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING THE LAPSING OF CONTINGENT BENEFITS ENVISAGED BY THOSE REGULATIONS OR THEIR REBIRTH

None.

NOTE 2: SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARABILITY WITH THOSE PRESENTED IN PRIOR PERIODS, OR THAT WILL BE PRESENTED IN FUTURE PERIODS.

None.

NOTE 3: CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES

 a) Receivables: See Note 9 to the financial statements.
 b) Debts: See Note 9 to the financial statements.

NOTE 4: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

 a) Receivables: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.
 b) Debts: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.

NOTE 5: BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS - SECTION 33 OF LAW No. 19550

See Note 10 and Schedule C to the financial statements.

NOTE 6: RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

As of December 31, 2005 and 2004, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7: PHYSICAL INVENTORY OF INVENTORIES

As of December 31, 2005 and 2004, the Company did not have any inventories.

NOTE 8: CURRENT VALUES

See Notes 2.c, 2.d and 2.e to the financial statements.

NOTE 9: BANK PREMISES AND EQUIPMENT

See Schedule A to the financial statements.

a) Technically Appraised Fixed Assets:

As of December 31, 2005 and 2004, the Company did not have any technically appraised fixed assets.

b) Obsolete Fixed Assets:

As of December 31, 2005 and 2004, the Company did not have any obsolete fixed assets which have a carrying value.

NOTE 10: EQUITY INVESTMENTS

The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

NOTE 11: RECOVERABLE VALUES

As of December 31, 2005 and 2004, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12: INSURANCE

As of December 31, 2005 and 2004, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                     Book Value     Book Value
                                                         Insured        as of          as of
 Insured assets              Risks covered               amount        12.31.05       12.31.04
---------------   -----------------------------------   ---------   ------------   ------------
Office Assets     Fire, thunderbolt and/or explosion          200             79            215

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

INFORMATION REQUIRED IN ADDITION TO THE NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

(figures stated in thousands of pesos)

NOTE 13: POSITIVE AND NEGATIVE CONTINGENCIES

a) Elements used in calculating provisions, the total or partial balances of which exceed two percent of shareholders' equity.

See Schedule E to the financial statements.

b) Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition.

As of December 31, 2005 and 2004, there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14: IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS.

a) Status of capitalization arrangements:

As of December 31, 2005 and 2004, there were no irrevocable contributions towards future share subscriptions.

b) Cumulative unpaid dividends on preferred shares.

As of December 31, 2005 and 2004, there were no cumulative unpaid dividends on preferred shares.

NOTE 15: RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS

See Note 12 to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

For the fiscal year commenced January 1, 2005, and ended December 31, 2005, presented in comparative format with the previous fiscal year.
(figures stated in thousands of pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS:

a) Receivables:

1) See Note 9 to the financial statements.

2) See Notes 4 and 9 to the financial statements.

3) As of December 31, 2005 and December 31, 2004 the Company had not set up any allowances or provisions.

a) Inventories:

As of December 31, 2005 and 2004, the Company did not have any inventories.

B. NON-CURRENT ASSETS:

a) Receivables:

As of December 31, 2005 and 2004 the Company had not set up any allowances or provisions.

b) Inventories:

As of December 31, 2005 and 2004, the Company did not have any inventories.

c) Investments:

See Note 10 and Schedule C to the financial statements.

d) Fixed assets:

As of December 31, 2005 and 2004, the Company did not have any technically appraised fixed assets.

2) As of December 31, 2005 and 2004, the Company did not have any obsolete fixed assets which have a carrying value.

e) Intangible assets:

1) See Note 2.e. and Schedules B and E to the financial statements.

2) As of December 31, 2005 and 2004, there were no deferred charges.

C. CURRENT LIABILITIES:

a) Debts:

1) See Note 9 to the financial statements.

2) See Notes 5, 6, 7 and 9 to the financial statements.

D. ALLOWANCES AND PROVISIONS

See Schedule E to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS (continued)

(figures stated in thousands of pesos)

E. FOREIGN CURRENCY ASSETS AND LIABILITIES:

See Note 2.b. and Schedule G to the financial statements.

F. SHAREHOLDERS' EQUITY:

1) As of December 31, 2005 and 2004, the Shareholders' Equity did not include the Irrevocable Advances towards future share issues account.

2) As of December 31, 2005 and 2004, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G. MISCELLANEOUS

1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 9 and 11 to the financial statements.

3) As of December 31, 2005 and 2004, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 11 to the financial statements.

5) As of December 31, 2005 and 2004, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

6)

                                                                     Book Value     Book Value
                                                         Insured        as of          as of
 Insured assets              Risks covered                amount      12.31.05       12.31.04
---------------   -----------------------------------   ---------   ------------   ------------
Office Assets     Fire, thunderbolt and/or explosion          200             79            215

1) As of December 31, 2005 and 2004, there were no contingencies highly likely to occur which have not been given accounting recognition.

2) As of December 31, 2005 and 2004, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous city of Buenos Aires, February 14, 2006.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

INFORMATIVE REVIEW AS OF DECEMBER 31, 2005 AND 2004

(figures stated in thousands of pesos)

Grupo Financiero Galicia S.A.'s strategy is to become a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy will be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the fiscal year ended December 31, 2005, reported by the Company amounts to $107,238. It was primarily generated by the valuation of the equity investment in Banco de Galicia y Buenos Aires S.A., and by recovering the deferred tax liabilities related to the Subordinated negotiable obligations issued by Banco Galicia Uruguay S.A., as shown in its Income Statement.

On January 02, 2004, an Ordinary and Extraordinary Shareholders' Meeting was held, which resolved to approve a capital increase under the terms of Section 188, paragraph 2, of the Law on Corporations. (see Note 15 to the financial statements). It is worth mentioning that on April 21, 2004, the CNV authorized the public offering of the preferred shares for up to $ 149,000, with a face value of $ 0.001 each, to be placed with a premium subscription, as well as the public offering of ordinary Class B shares with a face value of $ 0.001 each and entitled to one vote per share, to be exchanged for the preferred shares. On April 26 and 29, 2004, the Buenos Aires and Cordoba Stock Exchanges, respectively, authorized the listing of the preferred shares and the Class B ordinary shares arising from the conversion of those preferred shares. On May 13, 2005, non-voting preferred shares were converted into ordinary Class "B" shares entitled to one vote per share.

The Ordinary Shareholders' Meeting held on April 22, 2004 resolved to charge the loss for fiscal year 2003 to Retained Earnings, without it being absorbed. The meeting further resolved not to continue to claim from shareholders the personal assets tax amounts due for the fiscal year ended December 31, 2002 and that the tax incumbent on the shareholders for the fiscal year ended December 31, 2003 and subsequent years would be absorbed by the Company, provided that it cannot be withheld from dividends.

On April 28, 2005, an Ordinary and Extraordinary Shareholders' Meeting was held, which resolved to absorb all accumulated losses as of December 31, 2004.

On February 03, 2004, Grupo Financiero Galicia S.A. exchanged all its holdings of Ordinary Negotiable Obligations issued by Banco Galicia Uruguay S.A. for BODEN 2012 and US dollars in cash.

In June 2004, after the total suspension of all of Banco Galicia Uruguay's S.A's activities as from February 06, 2002, the Uruguayan authorities resolved to maintain the authorization to operate granted by the Executive Branch of that country and withdraw the authorization to act as a commercial bank.

This resolution by the Central Bank of Uruguay does not affect the rights of depositors and holders of negotiable obligations arising from the restructuring agreement approved in 2002, or those arising from the successive debt exchanges undertaken.

In June 2005, in order to strengthen the financial condition of its subsidiaries, Grupo Financiero Galicia SA, the Entity's controlling company, has waived the right to collect the US$ 43,000 thousand subordinated negotiable obligations issued by Banco Galicia Uruguay S.A.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

INFORMATIVE REVIEW AS OF DECEMBER 31, 2005 AND 2004 (Continued)
(figures stated in thousands of pesos)

For the sake of brevity, we refer to the economic context within which the Company operated in Note 1 to these financial statements.

KEY BALANCE SHEET FIGURES

                              12.31.05       12.31.04       12.31.03       12.31.02       12.31.01
                            ------------   ------------   ------------   ------------   ------------
Assets
Current assets                     7,020         38,071         31,408         44,845        147,223
Non-current assets             1,631,449      1,541,156      1,433,061      1,613,242      2,958,782
                            ------------   ------------   ------------   ------------   ------------
Total Assets                   1,638,471      1,579,227      1,464,469      1,658,087      3,106,005
                            ============   ============   ============   ============   ============
Liabilities
Current liabilities               11,689         33,265          1,726          2,828          2,428
Non-current liabilities                6         26,424         43,360         54,140              7
                            ------------   ------------   ------------   ------------   ------------
Total Liabilities                 11,695         59,689         45,086         56,968          2,435
                            ------------   ------------   ------------   ------------   ------------
Shareholders' equity           1,626,776      1,519,538      1,419,383      1,601,119      3,103,570
                            ------------   ------------   ------------   ------------   ------------
Total                          1,638,471      1,579,227      1,464,469      1,658,087      3,106,005
                            ============   ============   ============   ============   ============

KEY INCOME STATEMENT FIGURES

                              12.31.05       12.31.04       12.31.03       12.31.02       12.31.01
                            ------------   ------------   ------------   ------------   ------------
Ordinary operating result        198,726       (111,734)      (208,887)    (1,488,752)       262,430
Financial results                  9,961         13,229        (19,241)        38,427          1,176
Other income and expenses       (133,832)         1,522          5,908            540            934
                            ------------   ------------   ------------   ------------   ------------
Ordinary net (loss)/income        74,855        (96,983)      (222,220)    (1,449,785)       264,540
Income tax                        32,383        (12,888)             -        (59,244)             -
                            ------------   ------------   ------------   ------------   ------------
Net income/(loss)                107,238       (109,871)      (222,220)    (1,509,029)       264,540
                            ============   ============   ============   ============   ============

RATIOS

                              12.31.05       12.31.04       12.31.03       12.31.02       12.31.01
                            ------------   ------------   ------------   ------------   ------------
Liquidity                       0.600736       1.144476      18.196987      15.857496      60.635502
Credit standing               139.100128      25.457589      31.481679      28.105586   1,274.566735
Yield                           0.067674      (0.073292)     (0.145734)     (0.715943)      0.086499
Capital assets                  0.995714       0.975893       0.978553       0.972954       0.952601

The individual financial statements have been considered to disclose the key Balance Sheet figures and key income statement figures, as the consolidated financial statements are presented in line with the provisions of Argentine Central Bank's Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No.8 of the Argentine Federation of Professional Councils in Economic Sciences.

For comparative purposes, the balances as of December 31, 2003, 2002 and 2001 have been restated to constant currency of February 28, 2003.

EQUITY INVESTMENTS IN OTHER COMPANIES

o Banco de Galicia y Buenos Aires S.A.

See section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries", in Note 1 to the financial statements.

o Net Investment S.A.

Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. The remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

In this fiscal year, B2agro S.A. decided to suspend its business activity, and has streamlined the Company structure, adapting it to the minimum level necessary to ensure its proper administration. At present, the Board of Directors is analyzing the possibility of undertaking new investment projects.

Since 2001, Grupo Financiero Galicia S.A., through its subsidiary Net Investment S.A. takes part in business activities, in Tradecom International N.V., also composed of Unibanco de Brasil, Portugal Telecom and Banco de Galicia y Buenos Aires S.A. In addition, Tradecom International N.V. is a controlling shareholder of Tradecom Argentina S.A. and Tradecom Brasil S.A.

Considering that the majority shareholder of the "Tradecom Group" (Unibanco - Brazil) has difficulty remitting funds abroad for capital contributions, and that maintaining the Dutch company Tradecom International N.V. involves high costs, at year end, the shareholders decided to move the corporate structure from The Netherlands to Brazil, and thus the dissolution and winding/up process of Tradecom International N.V. commenced in order to regroup the holding in Tradecom Brasil S.A., a Brazil-based company.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

INFORMATIVE REVIEW AS OF DECEMBER 31, 2005 AND 2004 (Continued)
(figures stated in thousands of pesos)

As of the date of this review, and as a result, among other factors, of the fact that the business volume expected at the beginning of the year has not been reached, while there has been an increase in operations, the parties are negotiating a new agreement. One of the terms thereof is that Tradecom Brasil S.A.'s operations related to payment and financing services be absorbed by Unibanco, and the remaining clients in Brazil and all clients in Argentina shall be serviced by Tradecom Argentina S.A.

This reorganization shall also include the reallocation of equity investments, which results in Tradecom Argentina becoming property of Banco de Galicia y Buenos Aires S.A., Grupo Financiero Galicia S.A. and Net Investment S.A.

In view of the high costs associated with maintaining a company organized in The Netherlands, as mentioned above, and that it is convenient for Net Investment S.A. to hold a direct participation in Tradecom Brasil S.A., at the Extraordinary Shareholders' Meeting held on December 29, 2004, Net Investment S.A., as shareholder of Net Investment B.V., decided the early dissolution and subsequent winding-up of the company as from that date.

The Ordinary and Extraordinary Shareholders' Meeting of Duenovende S.A. held in April 2003 decided the early dissolution and subsequent winding-up of the company. During the first quarter of 2004, formalities carried out to dissolve this company were completed and the Ordinary and Extraordinary Shareholders' Meeting held on April 02, 2004 approved the final winding up purpose financial statements. Nevertheless, Banco de Galicia y Buenos Aires S.A. continues to offer real estate properties for sale and financing for their acquisition through its e-galicia.com web page.

o Sudamericana Holding S.A.

Sudamericana Holding S.A. is a group of insurance companies providing life, retirement, property and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. The remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider.

In 2005, the joint production of the life, retirement and property and casualty insurance companies controlled by Sudamericana Holding S.A. was $ 37,900. As of December 31, 2005, these companies had approximately 1,500,000 insured in all their lines of business. Insurance brokerage commissions amounted to $ 680 in 2005, thus accounting for a 338% increase relative to the previous year.

From a commercial standpoint, within a more favorable context, the company's business was focused on taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales.

As a result of these efforts, in 2005 the volume of premiums was 48.4% higher than in the previous fiscal year, with significant progress having been made in the sales of policies through banking channels.

As of November 15, 2004, after a special general shareholders' meeting, the shareholders of Medigap Salud S.A. decided by unanimous vote the early dissolution of this company and subsequent liquidation as of December 31, 2004. The liquidation of Medigap Salud S.A. became final on April 12, 2005 and was approved by the special general shareholders' meeting held on May 26, 2005.
On December 15, 2004, Sudamericana Holding S.A., Swiss Medical S.A. and SMG Investment S.A. entered into a share purchase agreement involving 100% of the shares in Instituto de Salta Compania de Seguros de Vida S.A. The shares were actually transferred on April 29, 2005, for a total amount of $6,806. Consequently, for purposes of a correct comparison of the production information mentioned above, the equity investment held by Instituto de Salta Compania de Seguros de Vida S.A. was excluded from the yearly production, as well as from its comparative format with previous fiscal year.

o Galicia Warrants S.A.

Galicia Warrants S.A. was founded in 1993 and its main objective was to issue of Deposit Certificates and Warrants in accordance with Law No. 9643, which governs this business. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50 % interest is held by Banco de Galicia y Buenos Aires S.A. In addition to its offices in Buenos Aires, Galicia Warrants S.A. has one office in the province of Tucuman and another in the province of Entre Rios, which are used to expand its presence in other sectors of the country and to better serve the different markets.

The systematic improvement of macroeconomic variables after the 2002 economic crisis resulted in a continuous increase in the industrial and agricultural activity levels in Argentina and caused also a recovery of the financial system, which was the worst affected sector.

Within this context, Galicia Warrants S.A. has accompanied the development of the industrial and agricultural sectors, responding to the requirements of the financial sector and providing services to all economies requiring them throughout the country.

During the fiscal year, the company issued certificates amounting to US$ 74,300 thousand, with a $ 5,220 turnover and a result after taxes of $532.

o Galval Agente de Valores S.A.

Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides securities agent services in Uruguay.

GRUPO FINANCIERO GALICIA S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

INFORMATIVE REVIEW AS OF DECEMBER 31, 2005 AND 2004 (Continued)
(figures stated in thousands of pesos)

On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Stock Market Registry.

During fiscal year 2005, Grupo Financiero Galicia S.A., owner of 100% of the capital stock of Galval Agente de Valores S.A., has made contributions in the amount of US$ 650 thousand.

As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of December 31, 2005, holds securities in custody for US$11,820 thousand.

As of the end of the fiscal year, Galval Agente de Valores S.A. had collected income for US$ 37 thousand, with recorded net losses of US$123 thousand.

Based on the progress achieved in the last quarter, we expect the business to grow on a linear basis.

According to this projection, we believe that, at the end of fiscal year 2006, the total number of opened accounts and the balance of the deposits held in custody will experience a substantial increase and that income from services in connection with commissions from custody maintenance and securities trading operations will increase to the same extent.

The Company's outlook for the current year is basically linked with the development of the Argentine economy, and particularly of the financial system.

Autonomous city of Buenos Aires, February 14, 2006.

RATIFICATION OF SIGNATURES

The signatures appearing in pages No. 1 to No. 87 as well as the contents of said pages are hereby confirmed and ratified.

[There follow three illegible signatures and three seals, which read from left to right:]

Antonio Roberto Garces - Chairman.

Norberto Daniel Corizzo - Syndic - For the Supervisory Committee.

PRICE WATERHOUSE &CO S.R.L. - (Partner) - Registration No. T(degree)1 F(degree)17- Santiago Mignone - Certified Accountant (U.B.A.)- CPCE Autonomous City of Buenos Aires - T(degree) 233 - F(degree) 237

REPORT OF THE SUPERVISORY COMMITTEE

[On the bottom left corner of the first two pages of this report there appears an illegible signature]

To the Directors and Shareholders of

Grupo Financiero Galicia S.A.

Tte. Gral. Juan D. Peron 456 - 2nd floor

AUTONOMOUS CITY OF BUENOS AIRES

1. In our capacity as Syndics of Grupo Financiero Galicia S.A., in accordance with the previsions of Subsection 5 of Section 294 of the Corporations Law, we have examined the Inventory and the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of December 31, 2005, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the fiscal year then ended, as well as Notes 1 to 17, Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange, and the supplementary Informative Review, which were submitted by the Company for our consideration. Furthermore, we have examined the consolidated financial statements of Grupo Financiero Galicia S.A. and its controlled companies for the fiscal year ended December 31, 2005, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company. Our responsibility is to issue a report on said documents.

2. Our work was conducted in accordance with standards applicable in the Republic of Argentina to syndics. Said standards require our examination to be performed in accordance with the professional auditing standards applicable in Argentina and include verifying the consistency of the reviewed documents with the information concerning corporate decisions, as disclosed in minutes, and that these decisions conform to the law and the bylaws insofar as concerns formal and documental aspects. For the purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their auditors' report on February 14, 2006. Said review included verifying the work plans and the nature, scope and timing of the procedures applied and the results of the audit performed by said professionals. An audit requires the auditor to plan and carry out the auditing work in order to obtain reasonable assurance that the financial statements are free of untruthful representations or material errors, and from an opinion on the fairness of the relevant information included in the financial statements. An audit involves examining, on a selective test basis, the evidence supporting the amounts and the information disclosed in the financial statements, assessing the accounting standards used and the significant estimates made by the Company, as well as evaluating the overall presentation of the financial statements.

3. Given that it is not the responsibility of the Committee to exercise any management control, our examination did not extend to the business criteria and decisions of the different areas of the Company, as these matters are the exclusive responsibility of the Company's Board of Directors. In addition, we report that, during the fiscal year, in performance of the legality control that is part of our field of competence, we have applied the procedures described in
Section 294 of Law No. 19,550 which we deemed necessary according to the circumstances.

In addition, we have verified that the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the fiscal year ended December 31, 2005, contain the information required by

Regulations of the CNV, Section 68 of the Buenos Aires Stock Exchange regulations and Section 2 of the Standards concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors. We believe our work provides us with reasonable basis for grounding our report.

4. The audit report issued by the external auditors of the Company as well as the notes to the Company's financial statements include representations related to uncertainties that may have an impact on the financial condition and results of the Company, which remain at the date of this report. Such uncertainties are detailed in item 3 of the audit report referred to above.

5. Banco de Galicia y Buenos Aires S.A. has prepared the attached financial statements applying the valuation and reporting criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 3 to the consolidated financial statements, those valuation criteria for certain assets and liabilities and the regulations on the financial reporting issued by the regulatory authority differ from the professional accounting standards in force in the Autonomous City of Buenos Aires, the main effects of which have been indicated in that Note.

6. In our opinion, subject to the effect that the resolution of the issues mentioned in paragraph 4 may have on the financial statements, the financial statements attached hereto present fairly in all material respects, the financial condition of Grupo Financiero Galicia S.A. as of December 31, 2005, the results of its operations, the changes in its shareholders' equity and the cash flows for the fiscal year then ended, and the consolidated financial condition as of December 31, 2005, the consolidated results of operations and the consolidated cash flows for the fiscal year then ended, in accordance with Argentine Central Bank regulations and, except as indicated in paragraph 5 above, with the accounting standards in force in the Autonomous City of Buenos Aires. In performance of the legality control, we have no observations to make.

As regards the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the fiscal year ended December 31, 2005, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company's Board of Directors.

7. In addition, we report that a) the accompanying financial statements and related inventory stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in the Republic of Argentina; b) as called for by Resolution No. 368 of the National Securities Commission concerning the independence of the external auditors, as well as the quality of the auditing policies applied by them and the Company's accounting policies, the abovementioned external auditors' report includes a representation indicating that the auditing standards in force have been observed, which standards include independence requirements, and contain no observations relative to the application of said professional accounting standards, except as mentioned in their report as concerns the application of the rules issued by the Argentine Central Bank, which prevail over the professional accounting standards.

Autonomous city of Buenos Aires, February 14, 2006.

[There follows an illegible signature and a seal that reads:] Norberto D. Corizzo- Syndic - For the Supervisory Committee.

                                AUDITORS' REPORT

[All three pages of this limited review report bear the letterhead of Price Waterhouse Coopers]

[On the bottom left corner of the first two pages of this report there appears an illegible signature]

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Tte. Gral. Juan D. Peron 456 -2nd floor

AUTONOMOUS CITY OF BUENOS AIRES

1. We have performed an audit of the Balance Sheet of Grupo Financiero Galicia S.A. as of December 31, 2005 and 2004, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the fiscal years then ended, as well as Notes 1 to 17, Schedules A, B, C, D, E, G and H, the Information required in addition to the Notes to the Financial Statements by Section 68 of the Buenos Aires Stock Exchange regulations, Supplementary and Explanatory Statement by the Board of Directors required by the Accounting Documentation Regulations of the Cordoba Stock Exchange Regulations and the supplementary Informative Review. Furthermore, we have examined the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of December 31, 2005 and 2004, and the consolidated income statements and consolidated statements of cash flows for the fiscal years then ended, together with Notes 1 to 25, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company. Our responsibility is to issue an opinion on the financial statements based on the audit we performed.

2. Our examination have been carried out in accordance with the auditing standards applicable in Argentina, which have been approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA). Said auditing standards require auditors to plan and carry out the auditing work in order to obtain reasonable assurance that the financial statements are free of material errors, and form an opinion on the fairness of the relevant information disclosed in the financial statements. An audit involves examining, on a selective test basis, the evidence supporting the amounts and the information disclosed in the financial statements. An audit also involves assessing the accounting standards used and the significant estimates made by the Company, as well as evaluation the overall presentation of the financial statements. We believe that the audits performed provide a reasonable basis for our opinion.

3. As detailed in Note 1 to the financial statements, the companies controlled by Grupo Financiero Galicia S.A. have a significant exposure to the Argentine Public Sector in different instruments stemming from debt restructuring carried out by the National Government. Given that, as explained in Note 13 to the consolidated financial statements, the exposure of Banco de Galicia y Buenos Aires S.A. exceeds the exposure allowed by Argentine Central Bank regulations effective January 1, 2006, said Company has presented a plan to adjust to the regulations, which has been submitted to the consideration of the Argentine Central Bank. Furthermore, the following processes have not yet been concluded:
a) the final settlement of the compensation to Banco de Galicia y Buenos Aires S.A. for damages generated by government provisions, which are detailed in Note 1 to the financial statements, and (b) the settlement of the arrangement with the creditors of Banco Galicia Uruguay S.A., subsidiary of Banco de Galicia y Buenos Aires S.A., described in Note 1 to the financial statements. At the date of this report, the effect that the above-mentioned processes may have on the Company's financial condition, should they be settled in a manner different from that projected by the Company, cannot be estimated.

4. Banco de Galicia y Buenos Aires S.A. has prepared the attached financial statements applying the valuation and reporting criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 3 to the consolidated financial statements, those valuation criteria for certain assets and liabilities and the regulations on the financial reporting issued by the regulatory authority differ from the professional accounting standards in force in the Autonomous City of Buenos Aires, the main effects of which have been indicated in that Note.

5. On February 14, 2005, we issued an audit report on the Grupo Financiero Galicia S.A.'s financial statements and consolidated financial statements for the fiscal years ended December 31, 2004 and 2003. Said report included qualifications regarding the circumstances indicated in item 3 of this report, which remain at the date of this report, as well as other qualifications regarding the recoverability of Public Sector assets maintained by companies controlled by Grupo Financiero Galicia S.A., the enforceability of the liabilities related to amparo claims indicated in Note 1 to the financial statements and the recoverability of the related asset, and compliance with the agreement with the creditors of Banco de Galicia (Cayman) Limited (in provisional liquidations), which have been solved based on their progress and/or conclusion. In addition, said report included certain departures from professional accounting standards as indicated in item 4 above.

6. In our opinion, subject to the effect on the financial statements that could derive from the adjustments or reclassifications, if any, which might be required following resolution of the situations described in item 3 above:

a) the financial statements of Grupo Financiero Galicia S.A. present fairly in all material respects, its financial condition as of December 31, 2005 and 2004, the results of its operations, the statements of changes in shareholders' equity and cash flows for the fiscal years then ended, in accordance with Argentine Central Bank regulations and, except as indicated in item 4 above, with Argentine GAAP.

b) the consolidated financial statements of Grupo Financiero Galicia S.A. and its controlled companies present fairly, in all material respects, their consolidated financial condition as of December 31, 2005 and 2004, the consolidated results of their operations and the consolidated cash flows for the fiscal years then ended, in accordance with Argentine Central Bank regulations and, except as indicated in item 4 above, with the Argentine GAAP.

7.  As called for by the regulations in force, we report that:

a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

b) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements arise from accounting record systems kept in all formal respects as called for by prevailing legal regulations, which systems maintain the security and integrity conditions base on which they were authorized by the National Securities Commission.

c) We have read the Informative Review, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange, about which, insofar as concerns our field of competence, we have no comments to make. Projections about future events contained in that information are the exclusive responsibility of the Company's Board of Directors.

d) As of December 31, 2005, the accrued debts with the Integrated Pension and Survivors' Benefit System, which stems from the accounting records, amounted to $ 26,761.21, which were not yet due at that date.

AUTONOMOUS CITY OF BUENOS AIRES, FEBRUARY 14, 2006.

[There follows and illegible signature and a seal that reads:] PRICE WATERHOUSE & CO. S.R.L.- Partner - Registration No. T(degree) 1 F(degree)17 - Dr. Santiago
J. Mignone - Public Accountant (U.B.A.) - C.P.C.E.C.A.B.A. T(degree) 233 F(degree) 237

This is to Certify That the Foregoing is a True Translation Into English of the Original Document Written in Spanish, Which I Had Before Me and to Which I Refer, in the Autonomous City of Buenos Aires On Twenty-fourth Day of the Month of February of the Year Two Thousand and Six.

[FOR LEGALIZATION PURPOSES]

ES TRADUCCION FIEL al ingles del documento original redactado en espanol que he tenido a la vista y al cual me remito, en a Ciudad Autonoma de Buenos Aires, a los veinticuatro dias del mes de febrero del ano dos mil seis.